As filed with the Securities and Exchange Commission on September 25, 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Marshall Edwards, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code Number)

51-0407811

(I.R.S. employer Identification Number)

Marshall Edwards, Inc.

140 Wicks Road
North Ryde NSW 2113
Australia
(011) 61 2 8877 6196
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

The Corporation Trust Company

The Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

David R. Seaton Secretary Marshall Edwards, Inc. 140 Wicks Road North Ryde NSW 2113 Australia (011) 61 2 8877 6196	Steven A. Navarro, Esq. Stephanie M. Gulkin, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000	Robert B. Murphy, Esq. Raymond A. Miller, Esq. Pepper Hamilton LLP Hamilton Square 600 Fourteenth Street, N.W. Washington, D.C. 20005-2004 (202) 220-1200

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered	Per Unit	Offering Price	Fee

Common stock units consisting of common stock and warrants	2,300,000 units(1)	$6.50(2)(3)	$14,950,000	$1209.46

Common stock, par value $.00000002 per share, underlying units	2,300,000 shares(1)	$ —	$ —	$ —

Warrants underlying units	2,300,000 warrants(1)	$ —	$ —	$ —

Common stock, par value $.00000002 per share, underlying warrants	2,300,000 shares(1)(4)	$7.80(2)	$17,940,000	$1451.35

Totals			$32,890,000	$2660.81

(1)	Includes the overallotment option granted to the underwriter of 300,000 common stock units consisting of 300,000 shares and 300,000 warrants.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	The proposed price of $6.50 per common stock unit reflects the price of the common stock and warrants.

(4)	Pursuant to Rule 416 of the Securities Act this registration statement also covers such additional number of shares of common stock that may become issuable under any stock split, stock dividend or similar transaction.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in Australia or in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2003

PROSPECTUS

Marshall Edwards, Inc.

2,000,000 Common Stock Units

         This is our initial public offering in the United States. This prospectus covers the sale of up to an aggregate of 2,000,000 common stock units. Each common stock unit consists of:

•	one share of our common stock; and

•	one warrant to purchase a share of our common stock at an exercise price equal to 120% of the initial public offering price.

         The estimated initial public offering price for the common stock units is between $4.50 and $6.50 per unit.

         As part of this offering, we are offering up to an aggregate of 1,500,000 common stock units at the initial public offering price to U.S. holders of ordinary shares and American Depositary Receipts of Novogen Limited, our parent company, that owned their shares as of the close of business on                   , 2003, and to our U.S. stockholders, excluding Novogen, that owned their shares as of the close of business on                   , 2003. See the section entitled “Plan of Distribution — Directed Share Subscription Program.”

         Upon completion of this offering, Novogen will own approximately 91.6% of our outstanding common stock.

         We have applied to list our common stock on The Nasdaq SmallCap Market under the symbol “MSHL.” Our common stock is listed on the Alternative Investment Market of the London Stock Exchange plc under the symbol “MSH.” We will apply to list the shares of common stock being offered hereby on the Alternative Investment Market. The last reported sale price on                   , 2003 was £      per share, or approximately $         per share based on the noon buying rate for sterling of £1.00 = $              on                   , 2003.

         The shares of common stock and warrants comprising the units will separate immediately upon completion of this offering. The warrants will not be listed on any national securities exchange, automated quotation system or on the Alternative Investment Market.

           Investment in the common stock units involves a high degree of risk. See “Risk Factors” beginning on page 6.

Underwritten Public Offering

		Underwriting Discounts	Proceeds to
	Public Offering Price	and Commissions	Marshall Edwards, Inc.

Per Common Stock Unit	$	$	$
Total	$	$	$

Directed Share Subscription Program

Proceeds to
	Public Offering Price	Management Fee	Marshall Edwards, Inc.

Per Common Stock Unit	$	$	$
Total	$	$	$
Aggregate Offering Proceeds			$

         We have granted the underwriter an option to purchase up to an additional 300,000 common stock units at the public offering price, solely to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
BENEFICIAL OWNERSHIP OF COMMON STOCK
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OUR SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
ANNEX A
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
CERTIFICATE OF INCORPORATION
BYLAWS
AMENDED AND RESTATED LICENSE AGREEMENT
AMEND. & RESTATED MANUFACTURING LICENSE/SUPPLY AGR
AMENDED AND RESTATED LICENSE OPTION DEED
AMENDED AND RESTATED SERICES AGREEMENT
GUARANTEE AND INDEMNITY
MARSHALL EDWARDS INC. SHARE OPTION PLAN
FORM OF OUTSTANDING WARRANT
FORM OF OUTSTANDING WARRANT
SUBSIDIARIES OF MARSHALL EDWARDS, INC.
CONSENT OF ERNST & YOUNG LLP

      No document in connection with this offering, including this prospectus, may be issued or passed on in the United Kingdom to, or is directed at, any person, other than: (i) to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and in circumstances where Section 21(1) of the Financial Services and Markets Act 2000 does not apply by virtue of such person being an investment professional as that term is defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (ii) to persons to whom the document may otherwise lawfully be issued. Nothing in this prospectus should be construed as investment advice to any person. If you are a recipient of this prospectus outside of the scope of the above criteria then you may not act upon the content of this prospectus.

      We are not making this offering described in this prospectus in Australia or in any state or other jurisdiction in which it is unlawful to do so nor are we selling or accepting any offers to purchase any shares of our common stock from persons who are residents of such jurisdictions.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the Risk Factors section beginning on page 6 and our consolidated financial statements and related notes beginning on page F-1 before making an investment decision.

      References to “we,” “us,” or “our” refer to Marshall Edwards, Inc. and its consolidated subsidiary. References to “Novogen” refer to Novogen Limited and its consolidated subsidiaries, other than Marshall Edwards, Inc. and its subsidiary, Marshall Edwards Pty Limited. Unless specifically stated otherwise, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option. We have attached as Annex A a glossary of technical and scientific terms that we use in this prospectus.

Our Company

      We are a developmental stage pharmaceutical company involved in the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development of a drug candidate called phenoxodiol that we believe may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells.

      Our strategy is to undertake further clinical development and testing of phenoxodiol leading ultimately to its commercialization and wide scale distribution. Pre-clinical testing has shown phenoxodiol to have broad anti-cancer action against an extensive library of human cancer cell lines, including prostate, ovarian and squamous cell carcinoma, or SCC. Phenoxodiol commenced Phase I clinical studies in Australia in 2000 and currently is undergoing Phase Ib/IIa and Phase II studies in intravenous dosage form in the United States and Australia. In January 2001, the U.S. Food and Drug Administration (the FDA) granted Investigational New Drug (IND) status for phenoxodiol in the intravenous dosage form, and in June 2003 the FDA granted IND status for phenoxodiol in the oral dosage form.

      We were incorporated in December 2000 as a wholly-owned subsidiary of Novogen Limited, an Australian registered company, and commenced operations in May 2002. Novogen’s ordinary shares trade on the Australian Stock Exchange under the symbol “NRT” and American Depositary Receipts (ADRs) trade in the United States under the symbol “NVGN” on the Nasdaq National Market. In May 2002, we sold 2,523,000 shares of our common stock and warrants to purchase an equal number of shares in a private placement raising $10.1 million in gross proceeds. These shares are admitted for trading on the Alternative Investment Market of the London Stock Exchange under the symbol “MSH.” Novogen currently controls approximately 95% of our outstanding common stock.

      A subsidiary of Novogen has granted to us, through our Australian subsidiary, Marshall Edwards Pty Limited, an exclusive non-transferable license under its patent rights and intellectual property rights in its relevant know-how to develop, market and distribute all forms of administering phenoxodiol for anti-cancer uses, except topical applications. Our exclusive rights under our amended and restated license agreement continue until the date of expiration or lapsing of Novogen’s last to expire patent right covering phenoxodiol as an anti-cancer agent. In addition, we have the exclusive first right to accept and an exclusive last right to match any proposed dealing by Novogen in its intellectual property rights with third parties for the development of other anti-cancer drugs derived from its library of compounds, other than for topical applications.

      Phenoxodiol has been identified as a potential putative metabolite of daidzein, a naturally occurring isoflavone. Phenoxodiol does not appear, however, to have been isolated or identified in mammals. Novogen scientists first synthesized phenoxodiol as part of a program of drug discovery based on an isoflavonoid ring chemical structure. Novogen is a leader in the discovery and development of new drugs based on signal transduction regulation, which it believes offers potential for effective, well-tolerated treatment of common degenerative diseases including cancer.

Market Opportunity

      The primary focus in the development of phenoxodiol is currently in connection with ovarian cancer, SCC of the cervix, vagina, vulva and skin, and prostate cancer, although we believe that, subject to further successful clinical research and development, phenoxodiol may have potential uses in other forms of human cancers. The cancers for which phenoxodiol is intended to be used are relatively common and we believe, in general, poorly managed with current therapeutics. The American Cancer Society (the ACS) has estimated that in 2003 there will be 220,900 new cases of prostate cancer and 28,900 people will die as a result of this cancer in the United States. The ACS has also estimated that in 2003 there will be 25,400 new cases of ovarian cancer diagnosed and 14,300 will die as a result of this cancer in the United States. For SCC of the cervix, vagina and vulva, the ACS estimates that in the year 2003, there will be 18,600 new cases diagnosed and that there will be 5,700 deaths caused by these cancers in the United States. The ACS estimates that 2,200 deaths will occur in the United States as a result of cutaneous SCC.

Recent Developments

      The oral form of phenoxodiol was granted IND status by the FDA in June 2003. This action will permit the commencement of a study in collaboration with Yale University School of Medicine in patients with cancer of the cervix, vulva and vagina where phenoxodiol will be used in patients on a monotherapy basis daily for periods of up to four weeks prior to surgery or radiotherapy.

      A Phase II study at Yale University School of Medicine commenced in October 2002 of the intravenous dosage form of phenoxodiol in women with ovarian cancer. The clinical trial is based on laboratory studies at Yale University that showed phenoxodiol to be effective at killing ovarian cancer cells, including those resistant to all standard anti-cancer drugs. The study is fully enrolled using 40 patients with advanced, metastatic ovarian cancer that has become unresponsive to at least two standard chemotherapies.

Our Address and Telephone Number

      Our principal executive office is located at 140 Wicks Road, North Ryde NSW 2113, Australia, and our telephone number is 011-61-2-8877-6196. Our Internet web site address is http://www.marshalledwardsinc.com. The information contained on our web site shall not be deemed to constitute a part of this prospectus.

This Offering

Securities Offered	2,000,000 common stock units, each unit consisting of one share of common stock and one warrant to purchase a share of our common stock

Offering Price	$ per common stock unit

Warrant Terms	Each warrant is exercisable for the purchase of one share of our common stock at an exercise price of $ per share. The warrants are immediately exercisable and expire three years from their date of issuance.

Plan of Distribution:

Directed Share Subscription Program	Up to 1,500,000 common stock units will be offered by subscription to U.S. holders of our common stock as of , 2003, except Novogen, and to U.S. holders of Novogen’s ordinary shares and ADRs as of , 2003. Janney Montgomery Scott LLC will act as our dealer manager in connection with our directed share subscription program.

Underwritten Offering	500,000 common stock units will be sold on a firm commitment basis by Janney Montgomery Scott LLC, as underwriter, along with any units not purchased in the directed share subscription program.

Shares Outstanding After this Offering	54,032,000 shares, not including the 2,000,000 shares of common stock underlying the warrants offered hereby and 2,514,000 shares issuable under previously issued warrants.

Use of Proceeds	Approximately $1.1 million will be used to commence Phase II clinical trials of phenoxodiol as a monotherapy in earlier stage cancers, and approximately $4.2 million will be used to commence Phase II clinical trials of phenoxodiol in combinational therapy with other anti-cancer drugs for late stage chemo-resistant tumors. Actual amounts spent on these planned clinical trials may change subject to satisfactory results of ongoing clinical trials. The balance will be used for other corporate purposes, including potential payments to Novogen under the terms of the license agreement, and further clinical trials pending success of the current clinical programs.

Proposed Nasdaq Symbol	MSHL

Listing on AIM	Our common stock is listed on the Alternative Investment Market of the London Stock Exchange (the AIM) under the symbol “MSH”. We will apply to list the shares of common stock being offered hereby on the AIM. The AIM is the London Stock Exchange’s global market for smaller growing companies.

Risk Factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying our common stock units.

Information Agent

      Innisfree M&A Incorporated will act as our information agent to respond to any questions that our eligible stockholders and eligible holders of ordinary shares and ADRs of Novogen may have regarding the process for exercising subscription rights in connection with the directed share subscription component of this offering. Any questions or requests for assistance concerning the method of subscribing for common stock units or for additional copies of this prospectus can be directed to the information agent at (877) 456-3510.

The Information Agent for this Offering is:

501 Madison Avenue, 20th Floor

New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833

All Others Call Toll-Free: (877) 456-3510

Summary Historical Consolidated Financial Data

      We are a development stage company. The following table sets forth our summary historical consolidated financial data derived from our audited consolidated financial statements as of June 30, 2003 and 2002, included in this prospectus. These financial statements have been audited by Ernst & Young LLP, independent auditors. The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

			Period from
			December 1, 2000
	Year Ended June 30,		through June 30,

	2003	2002	2003

	(in thousands, except share and per share data)
Statement of Operations Data:
Interest and other income	$145	$7	$152
Net loss arising during development stage	$(3,033)	$(123)	$(3,156)
Net loss per common share.	$(0.058)	$(0.002)
Weighted average shares used to calculate loss per share	52,023,247	49,769,581
Common stock outstanding at year end	52,032,000	52,023,000

	June 30,

	2003	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,244	$9,164
Total assets	7,286	9,185
Shareholders’ equity	5,933	8,899

RISK FACTORS

      Investors should carefully consider the following risks, as well as the other information contained in this prospectus before investing in our common stock units. If any of the following risks actually materializes, our business could be harmed, the price of our shares of common stock could decline and investors might lose all or part of their investment.

Risks Related to Our Business

We have a limited operating history and we are likely to incur operating losses for the foreseeable future.

      Investors should consider our prospects in light of the risks and difficulties frequently encountered by early stage and developmental companies. Although we were incorporated in December 2000, we have only been in operation since May 2002. We have incurred net losses since our inception, including net losses of $3,033,000 and $123,000 for the years ended June 30, 2003 and 2002, respectively. We anticipate that we will incur operating losses and negative cash flow for the foreseeable future. We have not yet commercialized any products and cannot be sure that we will ever be able to do so, or that we may ever become profitable. We expect to expand our clinical trials significantly, which will result in increasing losses, and may continue to incur substantial losses even if we begin to generate revenues from the distribution and sale of phenoxodiol.

If we are unable to successfully develop and commercialize phenoxodiol or license other viable drug candidates, our ability to sustain future operations will be significantly diminished.

      We are currently developing only one drug, phenoxodiol. We cannot guarantee that phenoxodiol will be successful. Although we have rights to potentially develop other related compounds discovered and developed by Novogen under the terms of our license option deed with Novogen, our rights under the license agreement are limited to the commercialization of phenoxodiol as an anti-cancer agent and these rights specifically exclude phenoxodiol in a topical application. If we are unable to develop successfully and commercialize phenoxodiol or other viable drug candidates, we may be required to cease or reduce our operations.

If we do not receive regulatory approval for phenoxodiol or such approval is withdrawn, we will not be able to commercialize phenoxodiol.

      We need regulatory approval in order to commercialize phenoxodiol. We may never receive regulatory approval or if we do receive regulatory approval, it may be limited to those disease states and conditions for which phenoxodiol has proven to be safe and effective. Phenoxodiol is currently in Phase II clinical trials in intravenous dosage form to treat late stage ovarian cancer. Phenoxodiol has received IND status in the United States for the oral dosage form. The oral dosage form is also in clinical trials in Australia to treat prostate cancer and SCC. Product approval, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction. In addition, our ability to market phenoxodiol in overseas countries is contingent upon receiving the required regulatory approvals in those countries. If we cannot commercialize phenoxodiol, we may be required to cease or reduce our operations.

Our ability to achieve profitability is dependent on a number of factors, some of which are beyond our control.

      Our ability to achieve profitability is dependent on a number of factors, including the ability to successfully complete clinical development efforts, to obtain regulatory approval for phenoxodiol and to successfully commercialize phenoxodiol. We will rely on Novogen to supply phenoxodiol and to provide services to us, including research and development activities, manufacturing and all of our personnel. The amended and restated license agreement, services agreement and manufacturing license and supply agreement with Novogen all provide that the supply of phenoxodiol and the provision of services will be on a “cost plus mark up” basis. We have no direct control over the costs of manufacturing phenoxodiol or of the provision of these services and profitability could be affected if these costs change significantly. See “Certain Relationships and Related Transactions” for more information about our agreements with Novogen.

Final approval by regulatory authorities of phenoxodiol for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.

      Any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of phenoxodiol for commercial use:

•	phenoxodiol is in the early stages of clinical development and we will need to conduct significant clinical testing to prove safety and efficacy before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries, to approve phenoxodiol for final use;

•	data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	it may take us many years to complete the testing of phenoxodiol or any other drug candidates, and failure can occur at any stage of this process;

•	negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts;

•	there is relatively limited scientific understanding of the means by which cells respond to chemical signals that reach them through the bloodstream, which we refer to as multiple signal transduction regulation or MSTR, the class of drug compounds to which phenoxodiol belongs; and

•	the commercialization of phenoxodiol may be delayed if the FDA or another regulatory authority requires us to expand the size and/or scope of the clinical trials.

We may not be able to establish the strategic partnerships necessary to market and distribute phenoxodiol.

      A key part of our business plan is to establish relationships with strategic partners. We must successfully contract with third parties to package, market and distribute phenoxodiol. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of phenoxodiol, including the continued clinical development, manufacture or marketing of phenoxodiol. If we are unable to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay our commercialization program for phenoxodiol, which will adversely affect our ability to generate operating revenues.

We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

      We rely on hospitals and cancer clinics to conduct our clinical trials. If we are unable to retain suitable research institutions on acceptable terms, or if any resulting agreement is terminated and we are unable to quickly replace the applicable research institution with another qualified institution, the research could be delayed and we may be unable to complete development of, or commercialize, phenoxodiol, which will adversely affect our ability to generate operating revenues.

Any failure in our clinical trials could impair the commercial prospects for phenoxodiol.

      Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process or need to perform more or larger clinical trials than originally planned, our commercial prospects for phenoxodiol or any other drug candidates may be impaired and we may be required to cease or reduce our operations.

We may need to raise additional funds to cover our operating expenses due to a number of factors, some of which are beyond our control.

      Based on our current plans, we believe that the net proceeds of this offering will provide sufficient funds to complete the current Phase Ib/IIa and Phase II clinical trials and to commence Phase II clinical trials of phenoxodiol as a monotherapy in earlier stage cancers and to commence Phase II clinical trials of phenoxodiol in combinational therapy with other anti-cancer drugs for late stage chemo-resistant tumors. We will require additional funds, however, to further the evaluation beyond these current objectives and to pursue the commercialization of phenoxodiol.

      The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. As a result, we may need additional funds sooner than we currently anticipate. These factors include:

•	the progress of research activities;

•	the number and scope of research programs;

•	the progress of pre-clinical and clinical development activities;

•	the progress of the development efforts of Novogen or any other parties with whom we enter into research and development agreements;

•	our ability to establish and maintain current and new research and development and licensing arrangements;

•	our ability to achieve milestones under licensing arrangements;

•	the costs involved in enforcing or defending patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

      If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. If we are unable to obtain additional funds on favorable terms we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional shares of our common stock or securities convertible into or exercisable for shares of our common stock, your ownership interests may be diluted.

Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than phenoxodiol.

      The development of phenoxodiol or drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat prostate cancer, ovarian cancer, SCC and other cancers that are the current focus of phenoxodiol. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized earlier. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.

      Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than us. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

Our right to develop and exploit phenoxodiol is subject to the terms and conditions of certain agreements with Novogen and such rights may be terminated under circumstances pursuant to those agreements, some of which may be beyond our control.

      We have licensed the intellectual property in the phenoxodiol technology from Novogen. All forms of administering phenoxodiol for the treatment of cancer are licensed to us, excluding topical applications. If we fail to meet our obligations under our license agreement, the manufacturing license and supply agreement or the services agreement with Novogen, any or all of these agreements may be terminated by Novogen and we could lose our rights to develop phenoxodiol. In addition, each of these agreements may be terminated immediately by Novogen in the event that we undergo a change of control without the consent of Novogen. A “change of control” means a change in control of more than half the voting rights attaching to the shares of our subsidiary, a change in control of more than half of the issued shares of our subsidiary (not counting any share which carries no right to participate beyond a specified amount in the distribution of either profit or capital) or a change in control of the composition of the board of directors of our subsidiary.

License rights comprise our most significant assets and a loss of these rights will likely cause us to cease operations.

      The rights granted to us under our license agreement, the manufacturing license and supply agreement and the license option deed with Novogen are our only significant assets. Any loss of the rights under any of these agreements will significantly reduce our asset base and likely cause us to cease operations.

The success of phenoxodiol is largely dependent on Novogen’s ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.

      Patent protection and trade secret protection are important to our business and our future will depend, in part, on our ability and the ability of Novogen to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets or the trade secrets of Novogen. Such litigation could result in substantial costs and diversion of our management’s attention.

      The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Novogen has applied for patents in a number of countries with respect to the use of phenoxodiol for the treatment, prevention or cure of cancer. We have licensed both issued patents and pending patent applications from Novogen. Novogen has issued patents in the United States, Australia and Singapore covering the use of phenoxodiol to prevent or treat skin cancer from ultraviolet damage. Novogen also has patents issued in Australia, Hong Kong, New Zealand and the United Kingdom related to phenoxodiol for the treatment of a variety of cancers and has recently received a notice of allowance in the U.S. that is also related to phenoxodiol for the treatment of a variety of cancers.

      Novogen’s applications may not proceed to grant or may be amended to reduce the scope of protection of any patent granted. The applications and patents may also be opposed or challenged by third parties. Our commercial success will depend, in part, on the ability of Novogen and us to obtain and maintain effective patent protection for the technologies underlying phenoxodiol and other compounds, and to successfully defend patent rights in those technologies against third-party challenges. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by its pending patent applications or issued patents or that it was the first to file patent applications for such inventions. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any additional patents will issue from any of Novogen’s patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge our patents or circumvent our patent position in the United States or abroad.

In the event that Novogen does not comply with its obligations under a grant from the Australian government under which phenoxodiol was developed in part, our rights to use the intellectual property relating to phenoxodiol and developed by Novogen may revert back to the Australian government.

      Novogen developed phenoxodiol in part using funds from the Australian government under what is known as the START Program. Although Novogen believes that it has complied with its obligations under the START Program, if the Australian government disagrees, or if Novogen undergoes a change of control, the Australian government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian government. The Australian government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian government could preclude our use of Novogen’s intellectual property in the development and commercialization of phenoxodiol and we may have to compete with other companies to whom the Australian government may license the intellectual property.

Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

      The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or Novogen or our respective consultants or research collaborators use intellectual property owned by others in work performed for us or Novogen, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.

      We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.

      Third parties may assert that we or Novogen are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or Novogen or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we or Novogen would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.

The enforcement of civil liabilities against our officers and directors may be difficult.

      All of our officers and directors are residents of jurisdictions outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon our officers and directors or to enforce judgments obtained against our officers and directors or us in United States courts.

Our revenue is affected by fluctuations in currency exchange rates.

      Much of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar.

We are authorized to issue a class of blank check preferred stock, which could adversely affect the holders of our common stock.

      Our certificate of incorporation allows us to issue a class of blank check preferred stock with rights potentially senior to those of our common stock without any further vote or action by the holders of our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our shares, or making a change in control of us more difficult.

Risks Related to Our Relationship with Novogen

As our majority stockholder, Novogen will have the ability to determine the outcome of all matters submitted to our stockholders for approval and Novogen’s interests may conflict with our’s or our other stockholders’ interests.

      Upon completion of this offering, Novogen will beneficially own approximately 91% of our outstanding shares of common stock assuming no additional warrants are exercised. As a result, Novogen will have the ability to effectively determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

      Novogen will have the ability to effectively control our management and affairs. Novogen’s interests may not always be the same as that of our other stockholders. In addition, this concentration of ownership may harm the market price of our shares by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	selling us to a third party.

A majority of our directors are officers and/or directors of Novogen which may create a conflict of interest.

      Four of our six existing board members, including our Chairman, currently serve as board members of Novogen. Our President and Chief Executive Officer, Christopher Naughton, is the Managing Director of Novogen. Our Chief Financial Officer and Secretary, David Ross Seaton, is the Chief Financial Officer of Novogen. Simultaneous service as a Novogen director or officer can create, or appear to create, a conflict of interest, when such directors or officers are presented with decisions that could have different implications for us and for Novogen.

Novogen can compete with us.

      We have no contract, arrangement or understanding with Novogen to preclude it from developing a product which may be competitive with phenoxodiol or to use phenoxodiol for any uses other than anti-cancer applications. Novogen has reserved the intellectual property rights and know-how rights relating to topical applications of phenoxodiol even in the field of cancer. There can be no assurance that Novogen or its subsidiaries will not pursue alternative technologies or product candidates either on its own or in collaboration with others, as a means of developing treatments for the conditions targeted by phenoxodiol or any other product candidate which we seek to exploit.

We are dependent on Novogen for our personnel.

      We have no employees. We rely on Novogen to provide or procure the provision of staff and other financial and administrative services under our services agreement with Novogen. To successfully develop phenoxodiol, we will require ongoing access to the personnel who have, to date, been responsible for the development of phenoxodiol. The services agreement does not specify a minimum amount of time that Novogen employees must devote to our operations. If we are unable to secure or if we lose the services of these personnel, the ability to develop phenoxodiol could be materially impaired. Moreover, if our business experiences substantial and rapid growth, we may not be able to secure the services and resources we require from Novogen or from other persons to support that growth.

We are largely dependent on Novogen for our supply of phenoxodiol and, should Novogen be unable to supply commercial quantities of phenoxodiol, it may be difficult to secure an alternative source.

      It is currently intended that phenoxodiol will be supplied to us in its primary manufactured form by Novogen under the manufacturing license and supply agreement. As the manufacturing process for phenoxodiol has not been tested in the quantities needed for commercial sales, we may be unable to receive the necessary quantities in a timely manner. In addition, in order for Novogen to supply commercial quantities of phenoxodiol in due course, it will need to build a new manufacturing plant. Significant additional capital will be required to build the plant. Such capital may not be available to Novogen.

Risks Related to this Offering

An active trading market for shares of our common stock may not develop following their admission to The Nasdaq SmallCap Market.

      Prior to this offering, there has not been a public trading market for our common stock in the United States. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares quickly or at the market price. The initial public offering price of our common stock units was determined by negotiation between us and the underwriter based on a number of factors, including the historic trading prices of our common stock on the Alternative Investment Market of the London Stock Exchange, which may not be indicative of prices that will prevail in the U.S. trading market. The market price of our common stock on the Nasdaq SmallCap Market may decline below the initial offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

There may not be a market for the warrants and you may have difficulty selling your warrants.

      There is currently no public market for the warrants that are being offered by this prospectus. We do not intend to list the warrants on any national securities exchange, automated quotation system or on the Alternative Investment Market of the London Stock Exchange. No assurance can be given that an active trading market will develop or as to the liquidity or sustainability of any such market. Accordingly, you may not be able to sell your warrants.

The trading price of the shares of our common stock could be highly volatile, your investment could decline in value, and we may incur significant costs from class action litigation.

      The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:

•	developments concerning phenoxodiol;

•	announcements of technological innovations by us or our competitors;

•	new products introduced or announced by us or our competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology, pharmaceutical and genomics industries;

•	changes in the market valuations of similar companies;

•	the liquidity of any market for our securities;

•	trading prices of our common stock on the Alternative Investment Market of the London Stock Exchange; and

•	additional sales by us or Novogen of shares of our common stock.

      In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. In addition, changes in economic conditions in the United States, Europe or globally, could impact upon our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares of common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us could cause us to incur substantial costs and divert management’s attention and resources.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

      If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $          per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of shares of our common stock in this offering will have contributed approximately           % of the aggregate price paid by all purchasers of our stock, but will own only approximately           % of the shares of our common stock outstanding after this offering based on the number of shares of our common stock outstanding as of June 30, 2003. If the holders of the currently outstanding warrants exercise those warrants at prices below the initial public offering price, you will experience further dilution. We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

You will not be able to exercise the warrants offered hereby if we do not maintain the effectiveness of the registration statement and a current prospectus.

      If we do not maintain an effective registration statement and a current prospectus or comply with applicable state securities laws, you may not be able to exercise the warrants offered hereby. In order for you to be able to exercise the warrants, the shares underlying the warrants must be covered by an effective registration statement and a current prospectus and be qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside. Although we cannot assure you that we will actually be able to do so, we will use our best efforts to:

•	maintain an effective registration statement and a current prospectus covering the shares of our common stock underlying the warrants at all times when the market price of the common stock exceeds the exercise price of the warrants until the expiration of the warrants, and

•	maintain the registration of such shares under the securities laws of the states in which we initially qualify the common stock units for sales in this offering.

There can be no assurance that the trading price of our common stock will exceed the exercise price of the warrants being sold in this offering.

      The warrants will entitle the holders to purchase one share of our common stock at an exercise price equal to 120% of the initial public offering price anytime after issuance until the warrants expire on the third anniversary of their issuance. There can be no assurance that the trading prices of our common stock will exceed the exercise price of the warrants. As a result, your warrants could expire and have no value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	receipt of regulatory approvals;

•	successful completion of clinical trials;

•	continued cooperation and support of Novogen, our parent;

•	future expenses and financing requirements; and

•	competition and competitive factors.

      These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

      You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We expect to receive approximately $                     million in net proceeds from this offering ($                    if the underwriter exercises its over-allotment option in full), assuming an initial public offering price of $          per common stock unit, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

      We intend to use the net proceeds from this offering as follows:

•	approximately $1.1 million will be used to commence Phase II clinical trials studies of phenoxodiol as a monotherapy in early-stage prostate cancer, SCC of the cervix, vagina and vulva, and possibly other tumors such as breast cancer where diagnosis of early stage disease is available;

•	approximately $4.2 million will be used to commence Phase II clinical trials of phenoxodiol in combinational therapy with standard anti-cancer drugs for late-stage, chemo-resistant ovarian cancer, and possibly other tumors such as renal cancer; and

•	the remainder for general corporate purposes, including potential payments to Novogen under the terms of the license agreement.

DETERMINATION OF OFFERING PRICE

      Prior to this offering, there has been no trading market for our common stock in the United States. Our common stock is listed on the Alternative Investment Market of the London Stock Exchange (the AIM). The initial public offering price will be determined by negotiation between us and the underwriter based on a number of factors, including the historic trading prices of our common stock on the AIM, that may not be indicative of prices that will prevail in the trading market for our common stock in the United States.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock has traded on the AIM since May 2002 under the symbol “MSH”. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported by the London Stock Exchange. The trading price for our shares of common stock on the AIM are quoted in sterling (£), the lawful currency of the United Kingdom.

Quarter Ended	High	Low

June 30, 2002.	£2.80	£2.30
September 30, 2002	£2.50	£2.30
December 31, 2002.	£2.48	£2.42
March 31, 2003.	£2.46	£2.25
June 30, 2003.	£3.55	£2.30

      The following table sets forth, for the period indicated, the high, low, average and period-end noon buying rate for sterling, expressed in dollars per sterling in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Quarter Ended	High	Low	Average	Period-End

June 30, 2002	$1.5285	$1.4310	$1.4615	$1.5245
September 30, 2002	$1.5800	$1.5192	$1.5497	$1.5700
December 31, 2002	$1.6095	$1.5418	$1.5714	$1.6095
March 31, 2003	$1.6482	$1.5624	$1.6025	$1.5790
June 30, 2003	$1.6840	$1.5500	$1.6183	$1.6529

      On                     , 2003, the closing sales price of our common stock as reported by the London Stock Exchange was £  per share, or approximately $          per share based on the noon buying rate for sterling of £1.00 = $                    on                     , 2003.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the operation and expansion of our business. Therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, if we were to borrow against any credit facility that we may enter into, we may be prohibited from paying cash dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	as adjusted to reflect the effect of the sale of a total of 2,000,000 common stock units in this offering at an assumed initial public offering price of $ per unit, the midpoint of the range set forth on the cover of the prospectus.

      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2003

	Actual	As Adjusted

	(dollars in thousands)
Cash and cash equivalents	$7,244	$17,100

Short-term debt
Current portion of long-term debt	—	—
Long-term debt
Bank borrowings	—	—

Stockholders’ equity: preferred stock, $0.01 par value, 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.00000002 par value, 113,00,000 shares authorized, 52,032,000 shares issued and outstanding actual and 54,032,000 shares issued and outstanding as adjusted
Additional paid-in-capital	9,058	18,914
Deficit accumulated during development stage	(3,156)	(3,156)
Accumulated other comprehensive income	31	31

Total stockholders’ equity	5,933	15,789

Total debt and stockholders’ equity	$5,933	$15,789

      This table excludes 2,514,000 shares of our common stock issuable upon exercise of our outstanding warrants. The outstanding warrants have an exercise price of $4.00 per share and expire on November 30, 2003.

      This table also excludes 2,000,000 shares of our common stock that may be issued upon exercise of the warrants that are included in the units being offered by this prospectus.

DILUTION

      If you invest in our common stock units, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock units, attributing no value to the warrants that are included in the common stock units, and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding. Investors participating in this offering will incur immediate, substantial dilution.

      Our net tangible book value at June 30, 2003, before adjustment for this offering, was approximately $5,933,000, or approximately $0.11 per share. After giving effect to the sale of 2,000,000 common stock units in this offering, at an assumed initial public offering price of $5.50 per unit, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated offering expenses, our as adjusted net tangible book value at June 30, 2003 would have been $15,789,000 or $0.29 per share. This represents an increase in net tangible book value of $0.18 per share to our existing stockholders and an immediate dilution (i.e., the difference between the public offering price per unit, attributing no value to the warrants that are included in the common stock units, and the net tangible book value per share adjusted for this offering) at June 30, 2003 of $5.21 per share to purchasers of the common stock units offered hereby. The following table illustrates this per share dilution:

Assumed initial public offering price per unit		$5.50

Net tangible book value per share at June 30, 2003	$5,933

Increase in net tangible book value per share attributable to the new investors	9,856

As adjusted net tangible book value per share after this offering		0.29

Dilution per share to new investors		$5.21

      The above table excludes the possible exercise of our 2,514,000 outstanding warrants which have an exercise price of $4.00 per share and expire on November 30, 2003.

      Assuming the underwriter’s over-allotment option is exercised in full, the net tangible book value at June 30, 2003 would have been $17,324,000, or $0.32 per share, the immediate increase in net tangible book value of shares owned by existing stockholders would have been $0.21 per share, and the immediate dilution to purchasers of the common stock units in this offering would have been $5.29 per share.

      The following table summarizes at June 30, 2003, after giving effect to the sale of 2,000,000 common stock units at an assumed initial public offering price of $5.50 per unit, the midpoint of the range set forth on the cover page of this prospectus, the number of shares of common stock purchased from us, the total consideration paid to us for those shares, attributing no value to the warrants that are included in the common stock units, and the consideration given by the existing stockholders and by the new investors assuming approximately 54,032,000 shares of our common stock are outstanding:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands)		(in thousands)
Existing stockholders	52,032	96	$10,128	48	$0.19
New investors	2,000	4	11,000	52	$5.50

Total	54,032	100	$21,128	100

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table shows selected historical financial data for the years ended June 30, 2003 and 2002. This information has been derived from our audited consolidated financial statements included in this prospectus.

      The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

			Period from
	Year Ended		December 1, 2000
	June 30,		through June 30,

	2003	2002	2003

	(in thousands, except share and per share data)
Statement of Operations Data:
Interest and other income	$145	$7	$152
Net loss arising during development stage	$(3,033)	$(123)	$(3,156)
Net loss per common share	$(0.058)	$(0.002)
Weighted average shares used to calculate loss per share	52,023,247	49,769,581
Common stock outstanding at year end	52,032,000	52,023,000

	June 30,

	2003	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,244	$9,164
Total assets	7,286	9,185
Shareholders’ equity	5,933	8,899

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. Our fiscal year ends June 30. We commenced business operations in May 2002, and as a result our financial results for fiscal 2003 represent our first full year of operations.

Results of Operations

      We are a development stage company that is principally engaged in the clinical development of the anti-cancer drug phenoxodiol, which Novogen has licensed to us. Our main focus during fiscal 2003 was to undertake human clinical testing of phenoxodiol. We do not employ any staff directly but obtain services from Novogen under a services agreement.

      We recorded a consolidated loss of $3,033,000 and $123,000 for the fiscal years ended June 30, 2003 and 2002, respectively. We have not generated any revenues from operations since our inception. We have, however, received interest on our cash assets of $145,000.

      Consolidated operating expenses for fiscal 2003 were $3,178,000 versus $129,000 for fiscal 2002. Our major operating expenses are the costs associated with conducting the clinical trials of phenoxodiol, which were $1,089,000, and the costs incurred under the license agreement and the services and manufacturing agreements with Novogen including the cost of the clinical trial drug supplies, which were $1,740,000. See “Certain Relationships and Related Transactions.”

      We intend to continue the clinical development of phenoxodiol and to assess the opportunity to license other cancer drugs developed by Novogen as the opportunities arise.

Liquidity and Capital Resources

      At the end of fiscal 2003, we had cash resources of $7,244,000. Funds are invested in short-term money market accounts, pending use. The implementation of our business plan is dependent on our ability to maintain adequate cash resources to complete the clinical development program.

      In May 2002, we raised $10,092,000 through a private placement of 2,523,000 shares of common stock in conjunction with the listing of our common stock on the Alternative Investment Market of the London Stock Exchange. Total proceeds of $9,022,000 were received, net of $1,070,000 of transaction costs. The 2,523,000 shares of our common stock, which represent 4.9% of our issued common stock, were issued at $4.00 per share. Each share has an attached warrant exercisable at any time prior to November 30, 2003 with an exercise price of $4.00 per share. These funds were sufficient to progress the clinical development program that Novogen had commenced prior to licensing phenoxodiol to us and to commence new clinical trials. At present, 9,000 warrants have been exercised.

      Based on our current plans, we believe that with the net proceeds of this offering, we will have sufficient funds to complete the current Phase Ib/IIa and Phase II clinical trial program, commence Phase II clinical trials of phenoxodiol as a monotherapy in early stage cancer, and to commence Phase II clinical trials of phenoxodiol in combinational therapy with other anti-cancer drugs for late stage chemo-resistant tumors. We believe we will have sufficient cash resources to fund our operations at least through the end of the fiscal year. Our ongoing operations through the conduct of the clinical trial program will continue to consume cash resources without generating revenues.

      If the Phase III clinical program is undertaken, we will require additional funds to complete the program. We are not able to reasonably estimate at this time either the amount required or when that amount will need to be raised. This will to a large extent be influenced by the number of patients enrolled in the trial, which can only be determined accurately upon completion of Phase II trials. If the Phase II trials are successful, we will seek to raise the funds required to complete Phase III trials or enter into a collaborative arrangement with a major pharmaceutical company.

      We must pay amounts to Novogen under our license agreement with Novogen when certain milestones are met, as follows:

•	A lump sum license fee of $5,000,000 is payable to Novogen on the date when the cumulative total of all funds received from debt or equity issuances, revenue received from commercialization income, other than sales, and revenue from sales of phenoxodiol products exceeds $25,000,000.

•	A lump sum license fee of $5,000,000 is payable to Novogen on the later of November 1, 2003 or on the date when the cumulative total of all funds received from debt or equity issuances, revenue received from commercialization income, other than sales, and revenue from sales of phenoxodiol products exceeds $50,000,000.

      The cumulative total of funds received by us as of the date of this prospectus is $10,128,000.

      In addition, we must pay annual license fees to Novogen under the license agreement for the calendar years ended December 31 as follows:

2003	$1,000,000
2004	$2,000,000
2005	$4,000,000
Each calendar year thereafter	$8,000,000

      Any amounts payable to Novogen under the above annual payments will be reduced for amounts we pay under the first lump sum license fee referred to above. For the fiscal year ended June 30, 2003, $500,000 has been included as license fee expense in the consolidated statements of operations. See “Certain Relationships and Related Transactions” for more information about our license agreement with Novogen.

      We do not intend to incur any significant capital expenditures in the foreseeable future.

Critical Accounting Estimates

      The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

      Estimates have been used in determining our expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Recent Accounting Announcements

      Accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our consolidated financial statements.

Market Risk and Risk Management Practices

      We have established controls at the board level designed to safeguard our interests and ensure integrity in the reporting to stockholders. Our practices are in place to minimize risks that arise through our activities. These include practices that:

•	ensure that any capital expenditure above a certain level is approved by the board;

•	ensure that business risks are appropriately managed through an insurance and risk management program;

•	ensure that safety, health, environmental standards and management’s systems are monitored and reviewed to achieve high standards of compliance and performance; and

•	ensure implementation of board approved operating plans and budgets and board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Impact of Inflation

      Although inflation has slowed in recent years it is still a factor that may affect our financial performance. We do not earn sales revenue and for the foreseeable future we will not be able to increase the price of goods sold to offset inflationary effects. Costs incurred in conducting clinical trails are affected by inflation as are other inputs. There is a risk that costs will increase over time due to inflation increasing the cost to us.

BUSINESS

      We are a developmental stage pharmaceutical company involved in the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development of a drug candidate called phenoxodiol, which we believe may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells. We have attached as Annex A, a glossary of technical and scientific terms that we use in this prospectus.

Scientific Overview

      Phenoxodiol belongs to a class of drugs that we refer to as Multiple Signal Transduction Regulators (MSTRs).

      Signal transduction refers to the means by which cells respond to chemical signals that come from within the cell itself, from neighboring cells, and from elsewhere in the body. These signals regulate such vital functions as the growth and survival of the cell. It is now thought that malfunctions in key components of the signal transduction process are fundamental to degenerative diseases such as cancer, where cells respond abnormally to normal levels of signals, typically by over-responding to them with increased cell growth and survival.

      Identifying such malfunctions and then designing drugs to block or correct them has become an important strategy for the development of the next generation of anti-cancer drugs. These drugs have become known as signal transduction inhibitors. These drugs are the result of rational drug design, being designed to target a specific signaling pathway which typically is over-active in a tumor cell, and by blocking its progression, so to prevent or reduce the ability of the tumor cell to divide or to survive. Signal transduction inhibitors, while displaying anti-tumor activity against a small number of different types of cancer, generally have failed to provide more than modest prolongation of survival of cancer patients. This is thought to be because most human cancers involve errors of multiple signaling pathways, and inhibition of a single pathway by any one drug alone cannot reasonably be expected to provide more than a temporary halt to cancer progression.

      We believe phenoxodiol increases the potency of signal transduction inhibitors by targeting multiple signaling pathways, and in particular, those pathways vital to the survival of most, if not all, human cancer cells. In the term MSTR, “multiple” refers to the fact that more than one signaling pathway is targeted by the drug, and “regulator” refers to the fact that while the drug predominantly inhibits errant signaling pathways, other signaling pathways (e.g., anti-survival pathways) can be activated.

      Phenoxodiol targets a number of key components involved in cancer cell survival and proliferation signal transduction processes. Kinases (e.g., sphingosine kinase and growth factor receptor-associated protein tyrosine kinases) appear to be key targets of phenoxodiol, with inhibition of these targets resulting in cancer cell cytotoxicity (death) and cytostasis (blocking cell division).

      This disrupting effect of phenoxodiol is restricted to tumor cells, with non-tumor cells remaining unaffected. A potential explanation for this selective anti-tumor effect was provided by a recent discovery of a research team at Purdue University. The research team discovered that phenoxodiol targets a particular member of the ECTO-NOX family of proteins. This family of proteins regulates fundamental biological processes at the cell surface that are vital to the survival and growth of all living matter. One of these proteins, known as constitutive NADH oxidase (CNOX) is a fundamental source of hydrogen ions for all living cells. The Purdue University studies have now shown that all forms of human cancer express a variant form of CNOX, known as tNOX. The presence of tNOX disrupts the normal pattern of behavior of the cell, contributing to the unregulated cell growth and survival that characterizes tumor cells. This makes tNOX the first pan-cancer expressed protein, identifying it as a potentially important new target for anti-cancer drug development. Phenoxodiol appears to specifically block the action of tNOX, with the resulting inhibition of H+ influx into the cell, leading to extensive disruption to signaling pathways and to eventual apoptosis. Phenoxodiol has no effect on CNOX, providing an explanation of how phenoxodiol can be so selective in its action, with its cytotoxic effects being limited to cancer cells.

      Laboratory studies at Yale University also have revealed that the killing effect of phenoxodiol of cancer cells occurs through the caspase enzyme pathway, and that key triggers of this proteolytic pathway are the up-regulation of production in the cancer cell of pro-apoptotic factors such as Bax and the increased degradation of anti-apoptotic factors such as c-FLIP and XIAP. The latter effect facilitates death of cancer cells via either the Fas or TRAIL death receptor mechanisms. Some aspects of this function were published recently in the Nature journal, Oncogene.

      Recent laboratory studies conducted by Novogen and Yale University studies have revealed that phenoxodiol interacts well with a number of standard anti-cancer drugs such as cisplatin, gemcitabine and taxanes. In one aspect of this effect, phenoxodiol appears to restore sensitivity to these drugs in cells such as ovarian cells that have acquired resistance to such drugs. In another aspect, pretreatment of tumor cells with phenoxodiol considerably increases the sensitivity of virgin tumor cells to the cytotoxic effects of standard chemotoxic drugs. Both of these effects are achieved without increasing the toxicity of the standard chemotoxic drugs to non-tumor cells.

Market Opportunity

      The American Cancer Society, or ACS, has reported that, in the year 2003, approximately 1,344,100 new cancer cases are expected to be diagnosed in the United States and that since 1990, approximately 17 million new cancer cases have been diagnosed. The ACS has also reported that 556,500 people in the United States are expected to die from cancer this year.

      The primary focus in the development of phenoxodiol is currently in connection with ovarian cancer, squamous cell carcinoma, or SCC of the cervix, vagina, vulva and skin, and prostate cancer. Subject to further successful clinical research and development, we believe that phenoxodiol may have potential uses in other forms of human cancers as well as in combinational therapy with other anti-cancer drugs.

      The cancers for which phenoxodiol is intended to be used are relatively common and we believe, in general, are poorly managed with current therapeutics.

      The ACS has estimated that in 2003 there will be 220,900 new cases of prostate cancer and 28,900 people will die as result of this cancer in the United States. The treatment of prostate cancer depends on age, stage of the cancer, and other medical conditions of the patient. Current treatment options include surgery, radiation, hormonal therapy or chemotherapy (or a combination of these treatments) depending on the stage of the disease. Survival rates also depend on the stage of the disease. However, there is a low survival rate associated with advanced disease.

      The ACS has also estimated that in 2003 there will be 25,400 new cases of ovarian cancer diagnosed and 14,300 will die as a result of this cancer in the United States. Treatment options for ovarian cancer include surgery, radiation therapy and chemotherapy. Treatment in advanced cases is associated with low survival rates.

      SCC is a common type of cancer found in the skin and mucous membranes of the body. Cancers of the cervix, vagina and vulva are mostly of the SCC type and are recognized for their poor response to standard chemotherapy. Surgery remains the treatment of choice for these cancers and treatment in advanced cases is associated with low survival rates. For cancers of the cervix, vagina and vulva the ACS estimates that in the year 2003, there will be 18,600 new cases diagnosed and that there will be 5,700 deaths caused by these cancers in the United States. Cutaneous SCC is a relatively common form of skin cancer. It is most common in sun-exposed areas and if left untreated can invade locally, requiring extensive surgery. The ACS estimates that 2,200 deaths will occur in the United States as a result of these cancers.

Overall Clinical Development Strategy

      We believe that based on its mode of action, phenoxodiol has the potential ultimately to become a treatment option for a wide range of human cancers, and to be employed at various stages of cancer development ranging from early stage cancer through to late-stage cancer.

      The immediate priority, is to focus on those therapeutic indications that will expedite drug marketing approval of phenoxodiol by regulatory bodies. To this end, we will continue our work in late-stage chemo-resistant cancers including completing our current intravenous monotherapy ovarian cancer clinical trial currently underway at Yale University. Pending the outcome of this trial we intend to expend our intravenous program to include combinational therapy using phenoxodiol in combination with standard chemotherapy drugs in cancers which have become chemo-resistant. In chemo-resistant cancers we hope to show that phenoxodiol will provide in humans what it has demonstrated in the laboratory and in animal models, that is, the restoration of chemo-sensitivity to standard chemotoxic agents. In this way, phenoxodiol will be used to “condition” the tumor cells to the more destructive effects of drugs such as cisplatin, gemcitabine and taxanes, with the combined effects of all drugs providing a potent force able to attack well-established and extensive cancer disease. In the next stage of our clinical development program for phenoxodiol in the area of chemo-resistant cancers, it is possible that other forms of cancer (such as renal carcinoma, head and neck cancer), generally regarded as unresponsive to standard drugs, will be added to this program in due course in order to maximize the opportunity for treating chemo-resistant cancers.

      A secondary priority is to develop phenoxodiol for use in earlier-stage cancers. This is the basis of the planned clinical program involving oral phenoxodiol in SCC of the cervix, vagina, vulva including our planned adjuvant trial at Yale University and skin, and prostate cancer. These are all forms of cancer for which early diagnosis is commonly available, and for which a non-invasive, non-surgical drug option might be an attractive therapeutic option. In this strategy, phenoxodiol is being studied in the first instance as an oral monotherapy in the expectation that phenoxodiol alone will provide an adequate anti-cancer effect.

Specific Objectives

      Our current objectives are to:

•	complete the Phase Ib/IIa and Phase II clinical programs for phenoxodiol as a monotherapy currently being undertaken;

•	commence a Phase II study in patients with late-stage, chemoresistant ovarian cancer that will use phenoxodiol in combination with standard anti-cancer drugs.

•	commence Phase II studies for phenoxodiol as a monotherapy, targeting early-stage cancer of the cervix, vagina and vulva, and prostate cancer;

      We anticipate that with the proceeds of this offering we will have sufficient funds for these activities. The success and timing of the clinical trials could vary significantly from current estimates. A delay in any one phase of trials is likely to delay following phases. Our long-term objectives will be to:

•	commence Phase III clinical trials for phenoxodiol as both a monotherapy for early-stage cancers and for use in combinational therapy for later-stage cancers;

•	seek to develop relationships with strategic partners for the development, marketing and distribution of phenoxodiol as a treatment for those cancer indications for which regulatory approval is obtained;

•	potentially expand the uses of phenoxodiol to treat other cancers; and

•	pursue appropriate opportunities to develop and commercialize other anti-cancer compounds.

      We will require additional funding in order to undertake our long-term objectives.

History of Phenoxodiol Development

      In 1995, phenoxodiol was identified as a potential putative metabolite of daidzein, or naturally occurring isoflavore. To date, phenoxodiol has not appeared to have been isolated or identified in mammals.

      Novogen scientists first synthesized phenoxodiol in 1997 as part of a program of synthesis of compounds based on an isoflavonoid ring chemical structure. When screened for anti-cancer action against human cancer cells in vitro, phenoxodiol was found to be cytostatic and cytotoxic against a wide range of human cancer cells, but without toxicity against non-tumor cells. In vivo studies in laboratory animals subsequently showed that phenoxodiol administered either orally or systemically was adequately bioavailable and significantly retarded tumor development, in particular in athymic mice bearing xenografts of human prostate cancer. Such anti-cancer effects in animals were achieved without evidence of toxicity, and thus phenoxodiol was selected for development as a human anti-cancer drug.

      Subsequent pre-clinical studies identified a range of molecular targets of phenoxodiol within human cancer cells, prompting us to classify the drug as a Multiple Signal Transduction Regulator.

      The broad anti-cancer action of phenoxodiol against an extensive library of different human cancer cell lines (prostate, breast, ovarian, lung and cervical cancer, mesothelioma, melanoma, glioma and rhabdomyosarcoma), suggested potential clinical application against a wide range of types of human cancer. Further pre-clinical studies showed that phenoxodiol has a number of indirect anti-cancer effects (a potent ability as an anti-androgen and an ability to induce apoptosis of hyperplastic prostate smooth muscle cells) that suggested prostate cancer as a particularly suitable clinical target, leading to this form of cancer being identified early as a prime potential clinical target for the drug. However, with a view to allowing further time to identify the most sensitive types of cancer to phenoxodiol, the strategy adopted was to conduct Phase I studies in patients with a wide selection of solid tumors in order to gain tentative evidence of efficacy across a range of different tumor types.

      Phase Ia pharmacokinetic studies conducted in cancer patients in May 2000 showed that phenoxodiol behaved similarly to steroidal hormones and was prone to conjugation (glucuronide and sulfates) within the body. These conjugated forms are the means by which a water-insoluble drug such as phenoxodiol is transported within the body. Conversion of these drugs to the active form requires deconjugation by relevant enzymes within end tissues to yield the bioactive (unconjugated) drug form. Bioequivalence studies showed that phenoxodiol is considerably more prone to conjugation when administered orally (greater than 99%) compared to intravenously (approximately 85%). Therefore, in the absence of definitive data on the rates of expression of deconjugating enzymes by different tumor types, it was decided to commence clinical studies with an intravenous dosage form of phenoxodiol because of the certainty of obtaining levels of unconjugated phenoxodiol in the plasma that were known in the laboratory to be highly cytotoxic to cancer cells.

      A Phase Ib toxicity study was commenced in Australia in November 2000 and finished in March 2002. Twenty-one patients with late-stage solid cancers (any type) were given phenoxodiol by weekly bolus injections for 12 weeks. This was a dose-escalating study, with inter-patient escalation from 1 to 30 mg/kg/dose. No dose-limiting toxicity was reached and no significant toxicities other than some hypersensitivities to the drug vehicle (cyclodextrin) were encountered.

      A second Phase Ib toxicity study commenced in Australia in April 2001 and concluded in 2002. Twenty-one patients with late-stage solid cancers (any type) were given phenoxodiol by continuous intravenous infusion. This was a dose-escalating study, with inter-patient escalation from 1 to 40 mg/kg/day. No dose-limiting toxicity was reached and no significant toxicities were encountered.

      The intravenous dosage form of phenoxodiol was granted IND status by the FDA in January 2001, allowing a third Phase Ib toxicity study to commence at The Cleveland Clinic, Ohio, in August 2001. This study concluded in 2002. Nineteen patients with late-stage solid cancers (any type) were given phenoxodiol by continuous intravenous infusion. This was a dose-escalating study, with inter-patient escalation from 0.5 to 64 mg/kg/day. No dose-limiting toxicity was reached and no significant toxicities were encountered.

      Concurrent with the Phase I clinical trial program outlined above, pre-clinical studies continued with a view to better understanding the molecular targets of phenoxodiol and the most appropriate tumor types for therapy. In terms of molecular targets, a number of important actions were identified:

•	that phenoxodiol has broad inhibitory activity against kinase enzymes, resulting in disruption to a wide range of signaling pathways involved in cell survival and growth;

•	that phenoxodiol-induced apoptosis occurred via the caspase cascade;

•	that phenoxodiol-induced apoptosis was initiated as a result of activation of death receptor (Fas, TRAIL) mechanisms and down-regulation of death receptor blockers (c-FLIP, XIAP); and

•	that a key molecular target is the receptor protein, tNOX, whose inhibition leads to extensive disruption of pro-survival mechanisms.

      A further key pre-clinical finding was that phenoxodiol was particularly effective against ovarian cancer, melanoma and mesothelioma cell lines that were resistant to all standard chemotoxic anti-cancer drugs, pointing to the usefulness of phenoxodiol at least in patients with these cancers who had failed all other forms of chemotherapy.

      The selection of specific tumor types in which to test phenoxodiol in Phase II clinical trials was based on a number of factors. First, the known relevance of certain actions of phenoxodiol (e.g., the targeting of death receptor activity) to the survival of certain cancer cell types; second, pre-clinical experience with the use of phenoxodiol in animals bearing human tumor xenografts; and third, observations of clinical responses in patients treated with phenoxodiol. The particular tumor types selected are ovarian cancer, prostate cancer, and SCC of skin and mucosal surfaces. Renal cancer, breast and pancreatic cancer also have been identified as potential clinical targets, and may be studied in due course. A feature of this entire group of cancers that underlies their selection from a strategic point of view is their aggressiveness and generally low sensitivity to standard chemotoxic drugs.

      A team of scientists at Yale University School of Medicine commenced a Phase II study in October 2002 of the intravenous dosage form of phenoxodiol in 40 patients with ovarian cancer. We expect that we will receive interim results from this study by the end of this year.

      Novogen decided to pursue the clinical applications in prostate cancer and SCC using the oral dosage form of the drug. This followed the trial use of the oral dosage form in a number of patients who had completed the Phase I trials of the intravenous dosage form of phenoxodiol. The oral dosage form was found capable of prolonging survival in patients with advanced disease despite the presence of phenoxodiol in the blood in an almost completely conjugated form. It appears that certain types of tumors may have the capacity to deconjugate phenoxodiol conjugates to the active drug form. Clinical trials on the oral dosage form of phenoxodiol began in Australia in January 2002. This dosage form currently is being evaluated in Australian hospitals in Phase II clinical trials for the treatment of prostate cancer and SCC.

      The oral dosage form of phenoxodiol was granted IND status by the FDA in June 2003, which cleared the way to commence a study in collaboration with Yale University School of Medicine in patients with cancer of the cervix, vulva and vagina. Phenoxodiol will be used on a monotherapy basis in patients following a primary diagnosis of cancer. Phenoxodiol will be administered daily for periods of up to 4 weeks prior to surgery or radiotherapy.

      A Phase Ib/IIa study began in early 2002 on the use of phenoxodiol in patients with hematological tumors, in an attempt to test the usefulness of phenoxodiol in non-solid tumors. However, the apparent sensitivity of certain solid tumors to phenoxodiol and the need to focus resources on those clinical opportunities mean that an application in hematological tumors is unlikely to be taken further.

Phenoxodiol and Ovarian Cancer

      A team of scientists at Yale University School of Medicine is currently conducting a Phase II clinical study. The study is fully enrolled, using 40 patients with advanced, metastatic ovarian cancer that has become unresponsive to at least two standard chemotherapies (the average number of different drug regimes used previously in these patients is five per patient). Phenoxodiol is being administered as a monotherapy by bolus intravenous injection on two consecutive days per week in rising dosages (one, three, ten and twenty mg/kg/24-hr) to four groups, each of ten women, over treatment cycles of 12 weeks. Tumor response is being assessed on the basis of tumor mass, levels of the tumor marker (CA125) in the blood, survival over 12 months, and quality of life.

      This clinical trial is based on laboratory studies at Yale University School of Medicine that showed phenoxodiol to be the most effective drug at killing ovarian cancer cells, including those that are resistant to all standard anti-cancer drugs.

      Following analysis of the data from the current Phase II study, currently projected to be completed by December 2003, a decision will be made concerning the next stage.

      A recent pre-clinical study also extended these findings by showing that phenoxodiol proved highly effective at restoring ovarian cancer cells’ sensitivity to standard anti-cancer drugs such as cisplatin. Cisplatin is a standard drug used in the treatment of ovarian cancer, but patients’ tumors commonly become resistant to this drug after some months. A combination of phenoxodiol and cisplatin proved highly effective in stopping human ovarian cancer growth in animals with doses of phenoxodiol and cisplatin that alone were ineffective. This raises the prospect of obtaining an enhanced clinical response of phenoxodiol by combining it with standard chemotherapies, and the opportunity to conduct a combinational drug trial in ovarian cancer patients is under review currently.

Phenoxodiol and Prostate Cancer

      Two Australian hospitals are currently conducting a study testing the effect of oral phenoxodiol therapy in patients with late-stage prostate cancer that has become unresponsive to hormonal therapy. Phenoxodiol is being administered orally three times per day on a daily basis over treatment cycles of 12 weeks. There will be 24 patients in this trial, with patients being allocated to seven different dose levels (from 0.72 to 9.0 mg per 24-hr). The study currently has 18 patients enrolled.

Phenoxodiol and Cutaneous SCC

      The potential for phenoxodiol in the treatment of cutaneous SCC arose from the observation that in patients being treated for other forms of cancer who coincidentally had aggressive, malignant SCC of the skin, the SCC tumors showed objective responses within several weeks. A Phase II trial is being conducted at an Australian hospital in 30 patients with malignant SCC of the skin. Phenoxodiol is being administered orally, three times daily for a period of three months. We anticipate this study being completed by the third quarter of 2004.

Competition

      The clinical development and commercialization of new anti-cancer drugs is highly competitive. As a developmental stage pharmaceutical company, we compete with pharmaceutical and biotechnology companies, academic and scientific institutions, governmental agencies and public and private research organizations.

      Many pharmaceutical and biotechnology companies have products or drug candidates in various stages of pre-clinical or clinical development to treat prostate cancer, ovarian cancer, SCC and other cancers. Some of these potentially competitive drugs are further advanced in development and may receive FDA or other regulatory approval and may be commercialized earlier than phenoxodiol. Some of these drugs may be directly competitive with phenoxodiol to the extent that they would obviate the need for phenoxodiol.

In other cases, however, these drugs or therapies may not be competitive to the extent that they are not mutually exclusive and could be used in conjunction with phenoxodiol.

      Many pharmaceutical and biotechnology companies are developing drugs specifically in the area of signal transduction inhibition. Several such drugs have received marketing approval over the past five years. While much of the activity in this field is based on rational drug design, meaning that the nature of action of such drugs is overwhelmingly focused on individual signaling targets, it would be reasonable to expect that attention will be drawn increasingly to the development of drugs like phenoxodiol that have activity against multiple targets.

      The most significant competition potentially might arise from the development of drugs with a related chemical heritage to phenoxodiol. Two chemicals with a related chemical heritage of an underlying flavonoid chemical structure that we are aware of undergoing clinical development as anti-cancer agents are genistein and flavopiridolTM. Our understanding is that genistein is in Phase II clinical studies, while flavopiridolTM is in Phase III clinical studies.

      Our competitors may develop and commercialize products that are safer, less costly and more efficacious in the treatment of cancers. In addition, we face and will continue to face competition from companies, institutions, agencies and organizations, including those in fields unrelated to drug development, to recruit qualified personnel, attract partners for joint ventures and license competitive technologies.

      Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do at present. In this respect, they may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

Intellectual Property

      Novogen has been granted patents and has additional patents pending in a number of countries which cover a family of chemically related compounds with potentially broad ranging and complementary anti-cancer effects. Novogen has granted to us an exclusive license with respect to its patent rights and intellectual property know-how to develop, market and distribute one of these compounds, phenoxodiol as an anti-cancer agent, except in topical form.

      See “Certain Relationships and Related Transactions” for more information regarding our agreements with Novogen.

      We have licensed from Novogen the rights to the Novogen patents and applications as they relate to phenoxodiol as an anti-cancer agent. Excluded from these rights is phenoxodiol in a topical formulation. The patent rights we have licensed from Novogen can be largely classified into two broad groups: patent rights relating to phenoxodiol used as an anti-cancer agent, which we refer to as “product patent rights”, and patent rights relating to the manufacture of phenoxodiol for anti-cancer purposes, which we refer to as “manufacturing patent rights”. The pending and issued Novogen patent rights can be further broken down into four families, three families belonging to the product patent rights and one family belonging to the manufacturing patent rights: The three families in the product patent rights comprise phenoxodiol for the treatment of cancer (17 pending; six issued); compositions and methods for protecting skin from ultraviolet induced immunosuppression and skin damage including phenoxodiol (10 pending; three issued); therapeutic methods and compositions involving isoflav-3-ene and isoflavan structure including phenoxodiol (PCT pending). The family relating to the manufacturing patent rights relate to the production of isoflavone derivatives including phenoxodiol (17 pending). Novogen has recently received a notice of allowance from the United States Patent and Trademark Office (USPTO) related to phenoxodiol to treat a variety of cancers.

      As patent applications in the United States are maintained in secrecy until published or patents issue and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by each Moreover, pursuant to the terms of the Uruguay Round Agreements Act, patents filed on or after June 8,

1995 have a term of twenty years from the date of such filing, irrespective of the period of time it may take for such patent to ultimately issue. This may shorten the period of patent protection afforded to phenoxodiol as patent applications in the biopharmaceutical sector often take considerable time to issue. Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Patent Act”), a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were used to support the marketing application for the drug. Pursuant to the FDA Modernization Act of 1997, the period of exclusivity can be extended if the applicant performs certain studies in pediatric patients. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application (“ANDA”) or a “505(b)(2)” New Drug Application. The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term extension or marketing exclusivity provisions of this law.

      In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of information that is deemed confidential. The agreements also oblige our consultants, advisors and collaborators to assign to us developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that confidentiality will be maintained or disclosure prevented by these agreements or that our proprietary information or intellectual property will be protected thereby or that others will not independently develop substantially equivalent proprietary information or intellectual property.

      The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

Relationship with Novogen

      Novogen has been granted patents and has additional patent applications pending in a number of countries pertaining to phenoxodiol’s family of compounds and to phenoxodiol itself and their use in anti-cancer therapeutics. Novogen has granted us an exclusive license under its patent rights and the intellectual property rights in its relevant know-how to develop, market and distribute all forms of administering phenoxodiol for anti-cancer applications, except topical applications.

      Novogen is active in the discovery and development of new drugs based on the emerging field of signal transduction regulation. Signal transduction regulators offer the potential for effective, well-tolerated treatment of common degenerative diseases including cancer and heart disease. Novogen has developed a family of chemically related compounds with potentially broad ranging and complementary anti-cancer effects.

      We have entered into certain key agreements with Novogen. These agreements are discussed briefly below. Investors should also read the detailed summary of these documents set out in “Certain Relationships and Related Transactions.”

      Under an amended and restated license agreement, Novogen granted us an exclusive world-wide, non-transferable license, under the Novogen patent rights, to conduct clinical trials and commercialize and distribute all forms of administering phenoxodiol except topical applications. The agreement covers uses of phenoxodiol in the field of prevention, treatment or cure of cancer in humans.

      Under an amended and restated manufacturing license and supply agreement, Novogen assumes responsibility for the supply of phenoxodiol in its primary manufactured form for both the research and development program and phenoxodiol’s ultimate commercial use. Novogen has a pilot phenoxodiol manufacturing plant which we believe has sufficient capacity to meet the projected amount of phenoxodiol required to complete the proposed clinical program.

      Under an amended and restated license option deed, Novogen granted us an exclusive first right to accept and an exclusive last right to match any proposed dealing by Novogen with its intellectual property rights in other synthetic compounds developed by Novogen that have known or potential anti-cancer applications in all forms other than topical applications.

      Pursuant to an amended and restated services agreement, Novogen will provide services reasonably required by us relating to the development and commercialization of phenoxodiol. We do not currently intend to directly employ any staff and are reliant on Novogen for the provision of resources to conduct our business.

Commercialization

      Commercialization of a drug requires approval from the regulatory body of each country in which the drug is to be marketed. Following the completion of Phase III studies, the data gathered from the clinical trial program must be collated for presentation to the appropriate regulatory authorities in each territory in a form acceptable to each authority, in order to obtain the relevant regulatory approvals to market the drug in that territory. Approval usually is granted for those specific cancer indications for which the clinical data supports efficacy.

      We may choose to seek regulatory approval in our own right in any or all territories. Alternatively, we may seek to establish a strategic partnership with another pharmaceutical company to market phenoxodiol in certain territories, in which case that partner may take responsibility for application for regulatory approval.

      Successful commercialization requires high quality marketing campaigns and distribution arrangements in order to gain market share as fast as possible. Global pharmaceutical companies have large and professional marketing and distribution functions that regularly introduce new drugs throughout the world. For that reason, we are likely to choose to seek a strategic partnership in any or all territories in which phenoxodiol is to be marketed.

      Decisions on both the appropriate territories in which regulatory approval will be sought and the nature of commercialization in those territories will be made by the board of directors at the appropriate time and with due regard to maximizing the commercial benefit to us.

      The most significant market for phenoxodiol is the United States market. Before a drug is granted regulatory approval to be marketed and commercialized in the United States, the drug must gain approval to be tested in humans. In the United States, this requires the FDA to grant the drug IND status. See “— Regulation-U.S. Regulatory Requirements.” Phenoxodiol has achieved this status and has commenced clinical trials in the United States.

Research and Development

      The objective of our research and development program is the generation of data sufficient to achieve regulatory approval of phenoxodiol in one or more dosage forms in major markets such as the United States, and/or to allow us to enter into a commercial relationship with another party. The data is generated by our clinical trial programs.

      The key aspects of this program are to provide more complete characterization of the following:

•	the relevant molecular targets of action of phenoxodiol;

•	the relative therapeutic indications of different dosage forms of phenoxodiol;

•	the relative therapeutic benefits and indications of phenoxodiol as a monotherapy or as part of combinational therapy with other chemotoxics; and

•	the most appropriate cancer targets for phenoxodiol.

Regulation

U.S. Regulatory Requirements

      The U.S. Food and Drug Administration, or FDA, and comparable regulatory agencies in foreign countries regulate and impose substantial requirements upon the research, development, preclinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution, and export of pharmaceutical products, including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

      In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and other laws, including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as biologics and drugs by the FDA. The process required by the FDA before biologics or drugs may be marketed in the United States generally involves the following:

•	preclinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an IND, including results of preclinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

•	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of preclinical and clinical test results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

      The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

      The results of the preclinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators, are submitted to the FDA as part of an IND, which must be approved before we may begin human clinical trials. Additionally, an independent Institutional Review Board at each clinical trial site proposing to conduct the clinical trials must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.

      Human clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution, and excretion testing is generally performed at this stage.

•	Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose.

•	Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population.

      We cannot be certain in that we will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

      Results of pre-clinical studies and trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. NDAs are used for products that are regulated as drugs, such as synthetic chemicals. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. We cannot be certain that any NDA we submit will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on our business prospects.

      Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2003 for the fiscal year 2004, the user fee for an application requiring clinical data, such as an NDA, is $573,500. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($36,080 for the fiscal year 2004), and an annual establishment fee ($226,800) on facilities used to manufacture prescription drugs and biologics. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that will be incurred in the future and must be paid at the time of application submission to the FDA.

      Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

      After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse experiences, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in product indications, manufacturing processes or facilities, product labeling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. Nonetheless, we cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on our business prospects.

      The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payors. European Union and U.S. government and other third-party payors increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

      Our activities also may be subject to state laws and regulations that affect our ability to develop and sell our products. We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on our business prospects.

Australian Regulatory Requirements

      The Therapeutic Goods Act 1989, or 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, or exported from Australia be included in the Australian Register of Therapeutic Goods, or ARTG, unless specifically exempted under the Act.

      In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (based on the European Union requirements) to support the quality, safety and efficacy of the drug. In the case of drugs for important medical conditions the TGA will accept either European or American dossier format in an attempt to expedite the registration process.

      The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA must decide within 40 working days whether it will accept the application for evaluation.

      Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators, who prepare evaluation reports. Following this evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC to review the evaluation reports. The evaluation reports are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report and to submit supplementary data to address any issues raised in the evaluation reports.

      Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the ADEC. This summary is sent to the sponsoring company which is able to submit a response to the ADEC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC provides advice on the quality, risk-benefit, effectiveness and access of the drug and conduct medical and scientific evaluations of the application. The ADEC’s resolutions are provided to the sponsoring company after 5 working days.

      The TGA takes into account the advice of the ADEC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

      From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.

European Union Regulatory Requirements

      Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Evaluation Agency (EMEA) lead to an approval granted by the European Commission which permits the marketing of the product throughout the EU. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that do not qualify under the centralized procedure. Under the decentralized procedure, the holders of a national marketing authorization may submit further applications to the competent authorities of the remaining members states which will then be requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The recognition process should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, we have the option to withdraw the application from that country or take the application to arbitration by the Committee for Proprietary Medicinal Products (CPMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended, and in the intervening time, the only EU country in which the product can be marketed will be the country where the original authorization has been granted, even if all the other designated countries are ready to recognize the product. The opinion of the CPMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. Arbitration can be avoided if the application is withdrawn in the objecting country, but once the application has been referred to arbitration, it cannot be withdrawn. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

      As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

      There has recently been introduced in Europe new legislation designed to harmonise the regulation of clinical trials across the EU and that legislation is currently being implemented on a country by country basis. In addition, new proposals are under advanced consideration which, if brought into law, will effect substantial and material changes to the regulation of medicinal products in Europe. Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorisations which face us in seeking for our products in Europe.

Government Funding

      Novogen received financial support for the phenoxodiol drug program from the Australian government under what is known as the START Program. The START Program is a merit-based program designed to encourage and assist Australian companies to undertake research and development and commercialization through a range of grants and loans. The START Program is administered by the Industry Research and Development, or IR&D Board. The IR&D Board is made up of private sector and academic members with expertise and experience in research and development and commercialization. In 1998, the Australian government agreed to provide A$2.7 million (approximately U.S. $1.8 million) enabling Novogen to expedite phenoxodiol into clinical trials, provided that the grant money was matched by an equal expenditure by Novogen. The START grant was awarded after the government’s review of the pertinent research results, the intellectual property driving the program, and the likelihood and potential for commercial success of the drug.

      The terms of the grant require Novogen to obtain the consent of the Australian government to deal with the intellectual property rights which have arisen through the program conducted to date. Novogen has obtained the consent of the Australian government to the grant of the license to us and to the other arrangements between us and Novogen concerning the development and commercialization of phenoxodiol.

      Novogen believes that it has fulfilled all of its obligations under the terms of the START Program and expects to continue to do so in the future. For additional information on the consequences to us in the event Novogen fails to comply with its obligations under the START Program, see the “Intellectual Property” and “Risk Factors” sections of this prospectus.

Employees

      We do not have any employees. Novogen provides us with staff and other financial and administrative services under our service agreement with Novogen.

Facilities

      We do not own or lease any facility. Novogen provides us with space for our corporate headquarters.

Legal proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

      The following sets forth information for each of our directors and executive officers.

Dr. Graham Edmund Kelly, PhD, aged 57, Chairman, Director

      Dr. Kelly was appointed as our Chairman in April 2001. Dr. Kelly founded Novogen in 1992 and has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Dr. Kelly was a senior research fellow in experimental surgery in the Faculty of Medicine at the University of Sydney from 1972 to 1994. He developed the b-1, 3-glucan and isoflavone intellectual property now owned by the Novogen Group. Dr. Kelly was Executive Chairman of Novogen between 1997 and 2000 and continues to act as project leader for phenoxodiol. Dr. Kelly’s term as one of our directors expires in 2005.

Christopher Naughton, aged 50, President and CEO, Director

      Mr. Naughton has been our President and CEO since our inception in December 2000. He also has been the Managing Director of Novogen since March 1997. Mr. Naughton has degrees in Economics from the Australian National University and in Law from the University of New South Wales. He has completed the Program for Management Development at the Harvard Business School and is admitted to practice as an attorney in New South Wales. After working in merchant banking, he has spent the last 18 years in the pharmaceutical industry including appointments as a Director of Wellcome Australia Limited and in world wide business development with the Wellcome Foundation Limited in the UK. Mr. Naughton’s term as one of our directors expires in 2005.

Philip Andrew Johnston, aged 56, Director

      Mr. Johnston has been one of our directors since April 2001. Mr. Johnston has had more than 25 years’ experience in the pharmaceutical industry. He has been a Non-Executive Director of Novogen since January 1997, and Chairman of Novogen since January 2001. Mr. Johnston spent nine years as an Executive Director of Wellcome Australia Limited from June 1988 to September 1997. He was previously Director of two subsidiary companies of GlaxoWellcome. His responsibilities have encompassed production, distribution, quality assurance and consumer product development and he has been directly involved in the establishment of strategic alliances and joint ventures. Mr. Johnston has completed a number of executive development programs including programs at the University of NSW and the London Business School. Mr. Johnston’s term as one of our directors expires in 2004.

Professor David Morritz de Kretser, aged 64, Director

      Professor de Kretser has been one of our Directors since April 2001. Professor de Kretser has been active in medicine and research for over 30 years, taking on roles including Professor of the Department of Anatomy, Monash University, where he has served as a professor since 1978. Professor de Kretser has been the Executive Chair of the Monash Institutes of Health and Associate Dean For Biotechnology Development at Monash University since July 2001 and the Director of the Australian Centre for Excellence in Male Reproductive Health since July 2001. He was the Founding Director of the Monash Institute of Reproduction and Development and remains as the Director of the Centre for Molecular Reproduction and Endocrinology within the institute. He has served on numerous international and national committees dealing with research and has experience on a number of professional editorial boards. He has published over 400 research papers and has been invited to speak at numerous national and international conferences and symposiums on topics such as fertility, andrology and endocrinology. Professor de Kretser’s research has led to a number of patents in Australia and overseas. He is an Officer of the Order of Australia, a Fellow of the Australian Academy of Science and a Fellow of the Australian

Academy of Technological Sciences and Engineering. Professor de Kretser’s term as one of our directors expires in 2003.

Professor Paul John Nestel, aged 73, Director

      Professor Nestel has been one of our directors since April 2001. Professor Nestel has been a non-executive Director of Novogen since September 2001. Since January 1995, he has been Senior Principal Research Fellow and Head of the Cardiovascular Nutrition laboratory at the Baker Medial Research Institute, Victoria. Professor Nestel has also been Consultant Physician at the Alfred Hospital, Melbourne since January 1995. He is president of the International Life Sciences Institute (Australasia) and a member of the board of directors of ILSI South East Asia. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel is an Officer of the Order of Australia. Professor Nestel’s term as one of our directors expires in 2004.

Stephen Breckenridge, aged 60, Director

      Mr. Breckenridge has been one of our directors since August 2003. Mr. Breckenridge has had over 25 years experience in public practice as a Chartered Accountant in Australia and since 2001, has been Managing Director of Breckenridge Consulting Pty Ltd which provides independent tax and management advice to multi-nationals and SME’s. Until 2001, Mr. Breckenridge was a tax partner for 24 years with KPMG in Sydney where he provided corporate tax advice to a wide cross section of business in Australia and overseas with particular emphasis in more latter years on international transfer pricing. Mr. Breckenridge has also been involved in the pharmaceutical and chemical industries over a long period including serving on several industry association committees and leading industry focus groups within KPMG. Mr. Breckenridge holds a Master of Tax degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants and the Taxation Institute of Australia. Mr. Breckenridge was appointed to our board of directors on August 1, 2003 and his term as one of our directors expires in 2003.

David Ross Seaton, aged 49, Chief Financial Officer

      Mr. Seaton has been our Chief Financial Officer and Company Secretary since September 1999 and has been the Chief Financial Officer of Novogen since December 2000. He holds a degree in Business Studies as well as a Master of Commerce degree from the University of New South Wales. He has completed management development programs at Northwestern University in Chicago as well as Duke University and the London Business School. He has 18 years experience in the pharmaceutical industry. Prior to joining Novogen in 1999 was the Finance Director of GlaxoWellcome Australia Limited from 1995 to 1999.

Corporate Governance

Board of Directors

      Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year.

      Four of our six existing board members are also currently directors of Novogen. We are a “controlled corporation” within the meaning given to that term by Nasdaq because Novogen owns more than 50% of our voting power. As a controlled corporation, we are exempt from the requirement that our board be composed of a majority of independent directors.

      The board has established an Audit Committee to oversee our financial matters and a Remuneration Committee to review the performance of executive directors and their remuneration.

Audit Committee

      The Audit Committee is responsible for overseeing our financial and accounting activities, including external audits and accounting functions. The Audit Committee meets at least twice each year. The Audit

Committee’s responsibilities include the annual appointment of our outside auditors and the review of the scope of audit and non-audit assignments and related fees, the accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The members of the Audit Committee are Mr. Breckenridge (chairman), Mr. Johnston and Professor de Kretser, all of whom are independent as defined by applicable and proposed Nasdaq and SEC rules. Stephen Breckenridge is an audit committee financial expert as defined by SEC rules.

Remuneration Committee

      The Remuneration Committee reviews the performance of executive directors and sets their remuneration. The Remuneration Committee also has the power to make recommendations to the full board concerning the allocation of share options to directors and employees. The remuneration and terms of appointment of non-executive directors will be set by our board of directors. The members of the Remuneration Committee are Mr. Johnston, Professor de Kretser and Mr. Breckenridge.

Director and Executive Compensation

Directors

      Our directors, other than Dr. Kelly and Mr. Naughton, receive directors fees of $A30,000 (approximately US$19,000) per annum from us. Dr. Kelly and Mr. Naughton do not receive any remuneration for performing their duties as our directors.

Executive Officers

      Our executive officers, Dr. Kelly, Mr. Naughton and Mr. Seaton, are also executive officers of Novogen and do not receive any remuneration directly from us in performing their duties as our executive officers. At the present time, their services are provided to us pursuant to the services agreement with Novogen.

Share Option Plan

      We have adopted a share option plan. As of the date of this prospectus, no options were outstanding under the share option plan and we have no present intention of granting any options under the share option plan. We expect that the board would authorize our remuneration committee to oversee the plan, but no such action has been taken. The following is a summary of the plan.

      The plan provides our directors, employees, employees of our affiliates and certain of our contractors and consultants with the opportunity to participate in our ownership.

      The committee will address participation, the number of options offered and any conditions of exercise. In making these determinations the committee will generally consider the participant’s position and record of service to us and our affiliates and potential contribution to the growth of us and our affiliates. Any other matters tending to indicate the participant’s merit may also be considered.

      Options will be exercisable between two years and five years after grant, unless otherwise determined by the committee appointed by the board. Options granted will be exercisable at a price determined by the committee at the time of issue (and will be subject to adjustment in accordance with the terms of the plan).

      Other key terms of the plan include:

•	options will lapse if the participants cease to be engaged by us or our affiliates. The committee will have the discretion to waive this provision;

•	the terms of the plan also provide for adjustments to the rights of an option holder as a result of a reorganization of our capital or other corporate event. The holder of an option is not permitted to participate in any distributions by us or in any rights or other entitlements issued by us to stockholders in respect of our shares unless the options are exercised prior to the relevant record date; and

•	all options vest on the occurrence of certain events such as a change of control, as defined in the share option plan.

      The plan also contains commonly found provisions dealing with matters such as administration of the plan, amendment of the plan and termination or suspension of the plan.

BENEFICIAL OWNERSHIP OF COMMON STOCK

      None of our directors or executive officers own any shares of our capital stock. The following table sets forth information with respect to the beneficial ownership of our common stock by owners of more than 5% of our common stock as of September 24, 2003. The person named in this table has sole voting and investment power with respect to the shares of common stock shown.

	Number Beneficially	Percentage of
	Owned Before and	Shares Beneficially	Percentage of Shares
Name and Address of	After this Offering	Owned Before this	Beneficially Owned
Beneficial Owner	of Shares	Offering	After this Offering

Novogen Limited	49,500,000	95.1%	91.6%
140 Wicks Road
North Ryde 2113
Australia

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Our key assets include the agreements we have entered into with Novogen. These agreements are each summarized below. The following description is only a summary of what we believe are the material provisions of the agreements. Copies of the agreements have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

The Amended and Restated License Agreement

General

      Novogen’s subsidiary, Novogen Research Pty Limited, has granted our subsidiary, Marshall Edwards Pty Limited, a world-wide, non-transferable license under its patents and patent applications and in its licensed know-how to conduct clinical trials and commercialize and distribute phenoxodiol products. We and Novogen have each guaranteed the obligations of our respective subsidiaries under this license agreement. The license is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world, and thereafter is non-exclusive for the remainder of the term of the agreement. The license grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications.

      We are obliged to continue current, and undertake further, clinical trials of phenoxodiol, and are responsible for paying for all materials necessary to conduct clinical trials, must conduct all such trials diligently and professionally, must use reasonable endeavors to design and conduct clinical trials to generate outcomes which are calculated to result in regulatory approval of phenoxodiol products, and must keep proper records of all clinical trials and allow Novogen to inspect those records.

      All intellectual property rights in the medication, trial protocols, results of the clinical trials, case report forms and any other materials used in the conduct of the clinical trials are assigned by us to Novogen and we must not publish the results of clinical trials without the prior written consent of Novogen.

      We may not sub-license, sub-contract, or engage agents without the prior written consent of Novogen. Any proposed sub-contractors and agents must first agree in writing to comply with certain confidentiality obligations and to assign to Novogen all intellectual property rights in the Field created or acquired by them in the course of their engagement.

Marketing and Commercialization

      We may market and commercialize phenoxodiol products under the license in any manner we think fit, so long as we conduct any marketing and commercialization activities on a commercially reasonable basis in compliance with applicable laws and regulations, comply with reasonable directions given by Novogen, act in a manner which we consider to be most beneficial to the interests of us and Novogen, and otherwise act in good faith to Novogen. All advertising and promotional material must be submitted to Novogen for prior approval.

Fees, Charges and Costs

      The following table summarizes our responsibility for fees, charges and costs under the license agreement.

Payee	Fee/Cost	Description

Novogen	License Fees	During the exclusivity period:
• 2.5% of the net sales of phenoxodiol products (invoice price less trade discounts and returns taken); and

Payee	Fee/Cost	Description

• 25% of all gross income received by or on behalf of us (or our affiliates other than Novogen) from the assignment, sublicensing or other dealing with our rights under the agreement, which we refer to as commercialization income.
After the exclusivity period, 1.5% of all net sales of phenoxodiol products on the basis described above.
Novogen	First lump sum license fee	A lump sum license fee of $5 million is payable on the later of November 1, 2002 or the date on which the cumulative total of the funds (debt or equity) received by us or our affiliates other than Novogen and the income derived by us or our affiliates other than Novogen and from sales of phenoxodiol products or commercialization income exceeds $25 million.
Novogen	Second lump sum license Fee	A further lump sum license fee of $5 million is payable on the later of November 1, 2003 or the date on which the cumulative total of the funds (debt or equity) received by us or our affiliates other than Novogen and the income derived by us or our affiliates other than Novogen from sales of phenoxodiol products or commercialization income exceeds $50 million.
Novogen	Annual License Fees	For each calendar year set out below for the duration of the exclusivity period, the annual license fees are:
• calendar year ending December 31, 2003: $1 million;
• calendar year ending December 31, 2004: $2 million;
• calendar year ending December 31, 2005: $4 million; and
• each calendar year following the year ending December 31, 2005: $8 million, less any amount payable to Novogen during that calendar year pursuant to the first lump sum license fee referred to above.
Novogen	Patent Costs	We must reimburse Novogen one half of the costs of filing, prosecution and maintenance of the licensed patent rights.
Novogen	Goods and Service Tax	Any goods and services tax payable on any amounts paid under the agreement.
Various	Withholding Tax	We must pay the amount of any withholding taxes payable in any country and must gross-up any royalties withheld.

      Interest accrues daily on the outstanding balance of all overdue amounts payable to Novogen under the license agreement.

     Termination

      We may terminate the license agreement at any time, by giving three months’ notice to Novogen. We may also terminate the agreement if Novogen commits a breach of any of its material obligations under the agreement, becomes the subject of certain bankruptcy proceedings or is unable to lawfully perform its obligations. Novogen may terminate the agreement if we commit a breach of any of our material obligations under the agreement, become the subject of certain bankruptcy proceedings or are unable to lawfully perform our obligations. Novogen may also terminate the agreement immediately if a change of control, as defined in the license agreement, occurs without the consent of Novogen.

The Amended and Restated Manufacturing License and Supply Agreement

      Our subsidiary, Marshall Edwards Pty Limited has granted to Novogen’s subsidiary, Novogen Laboratories Pty Limited, an exclusive, non-transferable sub-license to manufacture and supply phenoxodiol to us in its primary manufactured form. We and Novogen have each guaranteed the obligations of our respective subsidiaries under this manufacturing license and supply agreement. Novogen must not sublicense its rights or engage agents or subcontractors to exercise its rights or perform its obligations under the agreement without our prior written consent.

     Supply of Phenoxodiol

      We provide to Novogen rolling forecasts quarterly of our estimated supply requirements for phenoxodiol, and issue purchase orders for phenoxodiol to Novogen specifying the volume of phenoxodiol required. Novogen must confirm the quantity it is able to supply to fulfill the purchase order within 5 business days of receiving the purchase order. Novogen must then supply the volume of phenoxodiol it agreed to supply, and must otherwise use all reasonable endeavors to fulfill the purchase order. Novogen must manufacture and deliver phenoxodiol to us at a port nominated by us. Title to the phenoxodiol does not pass to us until we have paid the purchase price (as described below) and retention of title arrangements apply.

      If Novogen materially and persistently fails to supply the amount of phenoxodiol ordered by us by the required date, we may manufacture (or engage a third party, without Novogen’s consent, to manufacture) the amount of the shortfall of phenoxodiol until Novogen demonstrates that it is able to consistently supply phenoxodiol in accordance with our requirements. In this case, Novogen must take all reasonable steps to make available to us or the third party, on commercial terms, the know-how necessary to enable that manufacture to occur.

     Fees and Charges

      The purchase price for phenoxodiol supplied is the total costs to Novogen, plus a mark-up of 50%. The purchase price may be adjusted quarterly by Novogen by reference to the actual costs referred to above for the preceding quarter. If at any time we do not pay any amount due to Novogen, Novogen may suspend the supply of phenoxodiol to us until payment is received.

     Manufacturing Developments and Improvements

      Each party must disclose to the other any new developments, improvements and new know-how relating to the manufacture of phenoxodiol which are made or acquired by it during the term of the agreement. All intellectual property rights in developments, improvements and new know-how made or acquired by Novogen are to be assigned to us. We must provide to Novogen such technical information and assistance as Novogen laboratories reasonably requests in order to exercise its rights and perform its obligations.

      Each party acknowledges that nothing in the agreement shall have the effect of transferring or assigning to Novogen any right, title or interest in any intellectual property rights in the phenoxodiol products licensed under the agreement.

      Novogen agrees to notify us immediately on becoming aware of any infringement of the intellectual property rights in the licensed products or any claim by a third party that the activities of the parties under the agreement infringe such third party’s intellectual property rights. If required, Novogen agrees to be a party to any proceedings brought by us in relation to any infringement of intellectual property rights in the licensed products and also agrees, at our cost, to provide all reasonable assistance in relation to such proceedings and to execute such documents as we reasonably require.

Termination

      Either party may terminate the agreement immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the agreement or breaches its obligations and does not cure such breach within 21 days notice. We may also terminate the agreement immediately if the license agreement expires or is terminated. Novogen may also terminate the agreement immediately if a change of control, as defined in the manufacturing license and supply agreement, occurs without the consent of Novogen.

Limitation of Liability

      The liability of Novogen for breach of conditions or warranties imposed by statute is limited to the replacement of goods; supply of equivalent goods, repair or replacement value of goods or the resupply or payment for resupply of services.

The Amended and Restated License Option Deed

      Novogen’s subsidiary, Novogen Research Pty Limited, has granted our subsidiary, Marshall Edwards Pty Limited, an exclusive first right to accept and an exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain synthetic pharmaceutical compounds (other than phenoxodiol) developed by Novogen or its affiliates. We and Novogen have each guaranteed the obligations of our respective subsidiaries under the license option deed.

Option Compounds

      The rights relate to all synthetic pharmaceutical compounds, known as Option Compounds, delivered or taken in all forms except topical applications (other than phenoxodiol, which is the subject of the license agreement), developed before or during the term of the deed, by or on behalf of Novogen or its affiliates, which have known applications in the Field of prevention, treatment or cure of cancer in humans.

Dealings in Option Compounds and Exercise of Rights

      Novogen must not, and must ensure that its affiliates other than us do not, deal, solicit entertain or discuss dealings with any intellectual property rights in the Field or in relation to any Option Compounds without giving us an exclusive first right to accept and an exclusive last right to match any such dealing. If we exercise our first right to accept or last right to match, Novogen must deal with the intellectual properly rights in favor of us on the terms and conditions proposed. We have 15 business days to exercise those rights and, if we fail to do so, Novogen may deal with those intellectual property rights in favor of a third party provided that the terms are no more favorable to that third party than those first offered to us or which we declined to match.

Protection of Intellectual Property

      Novogen must act in good faith toward us in relation to its obligations under the deed and must ensure that all persons involved in any research or development work in the Field in relation to Option Compounds assign all intellectual property rights relating to the Option Compounds to Novogen. Novogen must also ensure that its affiliates, other than us, do the same. Novogen continues to be solely responsible for the maintenance of any patent rights in the Option Compounds, which it may maintain and enforce at its sole discretion and expense.

Development Reports

      Novogen must provide to us from time to time and in no event less frequently than every six months development reports relating to the clinical trials and development of Option Compounds, and must notify us immediately of any regulatory approvals granted and assessments made by any government agency.

Term and Termination

      The term of the deed is sixteen years from the commencement date, unless terminated earlier. We may terminate the deed at any time on three month’s notice to Novogen. Either party may terminate the deed immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the agreement or breaches its obligations and does not cure such breach within 21 days notice.

      Novogen may also terminate the deed immediately if a change of control, as defined in the license option deed, occurs without the consent of Novogen.

The Amended and Restated Services Agreement

      Novogen has agreed to provide a range of services to us, or procure that its subsidiaries provide those services.

      These services include providing general assistance and advice on research and development and commercializing phenoxodiol products and other compounds in which we may acquire intellectual property rights in the future, such as Option Compounds in relation to which we have exercised its rights under the license option deed.

      Novogen’s obligations also include providing, within the agreed budgets described below, our needs with respect to secretarial, marketing, finance, logistics, administrative and managerial support. Novogen also plans, conducts and supervises pre-clinical and clinical trials with phenoxodiol and with other compounds in which we have intellectual property rights. Novogen also provides scientific and technical advice on management of pre-clinical and clinical research programs undertaken by us and manages such research provisions.

      Novogen may not sub-contract the provision of any part of the services without our prior written consent.

Fees for Services

      We pay services fees to Novogen in accordance with an agreed annual budget. At the beginning of each financial year Novogen prepares a budget estimate for us with respect to the percentage of time spent by Novogen’s employees and consultants in the provision of services to us in the previous financial year and any relevant considerations which are likely to influence the time spent for the following financial year. Each estimate must include the remuneration paid by Novogen to each person expected to provide the services and the percentage of time Novogen expects those persons will spend on our business, the allocated on-costs attributable to each person, a premises rental charge and a charge for asset usage and general overheads. The total estimate is to be the sum of these charges plus a mark-up of 10%. We also pay Novogen’s reasonable out of pocket expenses incurred in providing the services to us. At the end of the fiscal year an adjustment is made to reflect actual costs incurred where they differ from budget.

Intellectual Property and Confidentiality

      All intellectual property rights created by Novogen in the performance of the services for or at the request of us are licensed to us. Each party also has obligations to the other party to honor the other’s confidential information confidential.

Termination

      We may terminate our rights and obligations under the services agreement on three months’ written notice to Novogen. Either we or Novogen may terminate the agreement immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the agreement, breaches its obligations and does not cure such breach within 21 days notice or if a change of control in the other party occurs. Novogen may also terminate the agreement immediately if a change of control, as defined in the services agreement, occurs without the consent of Novogen.

DESCRIPTION OF OUR SECURITIES

      The shares of common stock and warrants offered hereby will be sold only in units. Each common stock unit consists of one share of common stock and one warrant to purchase one share of common stock. No common stock units have been issued prior to this offering.

Description of our Capital Stock

      Our total authorized share capital is 113,100,000 shares consisting of 113,000,000 shares of common stock, $0.00000002 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 52,032,000 shares of our common stock and no shares of preferred stock are issued and outstanding.

Common Stock

      The holders of common stock are entitled to one vote per share. In the event of a liquidation, dissolution or winding up of our affairs, holders of the common stock will be entitled to share ratably in all our assets that are remaining after payment of our liabilities and the liquidation preference of any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that we have issued or that we may issue in the future. The holders of common stock have no preemptive rights and are not subject to future calls or assessments by us.

Preferred Stock

      The board has the authority to issue up to 100,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions in respect of that preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting such series and the designation of any such series, without future vote or action by the shareholders. Therefore, the board without the approval of the shareholders could authorize the issue of preferred stock with voting, conversion and other rights that could affect the voting power, dividend and other rights of the holders of shares or that could have the effect of delaying, deferring or preventing a change of control. As of the date of this prospectus, we have no plans to issue any preferred stock.

Transfer Agent

      Our transfer agent is Computershare Investor Services, LLC, Two North La Salle Street, Chicago, Illinois 60602.

Description of our Warrants

Warrants included in the common stock units

      Each warrant included in the common stock units represents the right to purchase one share of our common stock at an exercise price equal to 120% of the initial public offering price set forth on the cover of this prospectus. The warrants are immediately exercisable and will expire three years after the date they are issued. The number of shares of our common stock to be received upon the exercise of each warrant may be adjusted from time to time upon the occurrence of certain events, including but not limited to the payment of a dividend or other distribution in respect common stock, subdivisions, reclassifications or combinations of our common stock. The securities receivable upon exercise of each warrant may be adjusted in the event of any reorganization, consolidation, merger, liquidation or similar event.

      We have authorized and reserved for issuance all shares of common stock issuable upon exercise of each warrant.

      Holders of the warrants may only exercise their warrants for the purchase of shares of common stock if a registration statement and current prospectus relating to these shares is then in effect and only if the shares are qualified for sale, or deemed to be exempt from qualification under applicable state securities laws. We are required to use our best efforts to maintain a current prospectus relating to these shares of common stock at all times when the market price of the common stock exceeds the exercise price of the warrants, until the expiration date of the warrants. We cannot assure you that an effective registration statement or current prospectus will be available at the time you desire to exercise your warrants.

      Upon exercise of the warrants included in the units, we will, as soon as reasonably practicable, apply to the Alternative Investment Market of the London Stock Exchange for the admission of the shares of common stock underlying the warrants. Under the rules of the Alternative Investment Market, we must submit an application form in respect of such shares at least three business days before the expected date of admission.

      For the term of the warrants, the holders thereof are given the opportunity to profit from an increase in the per share market price of our common stock, with a resulting dilution in the interest of all other shareholders. So long as the warrants are outstanding, the terms on which we could obtain additional capital may be adversely affected. The holders of the warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by a new offering of securities on terms more favorable than those provided by the warrants.

Outstanding Warrants

      As of the date of this prospectus, warrants to purchase an aggregate of 2,514,000 shares of our common stock are outstanding. These warrants have the same terms and provisions as the warrants included in the units, except the existing warrants are currently exercisable, have an exercise price of $4.00 per share and expire on November 30, 2003.

Summary of our By-Laws and Certificate of Incorporation and certain Provisions of the Delaware General Corporation Law (DGCL)

      The following summary of the terms and provisions of the our certificate of incorporation, by-laws, certain aspects of the DGCL does not purport to be complete. Reference should be made to our certificate of incorporation and our by-laws and to applicable law for the complete description.

Meetings of Stockholders and Voting

      Our by-laws provide for an annual meeting of stockholders, the date of which is fixed by the board. Meetings of stockholders may be held at such place as may be designated by the board. Stockholders are entitled to inspect our books and records to the extent allowable by Delaware law. Our by-laws provide that a quorum for the transaction of business at any meeting of stockholders is stockholders holding at least one-third of the shares entitled to vote at such meeting. Decisions at stockholder meetings will normally be made by a majority of votes cast except in the case of any resolution that, as a matter of law, requires a special majority. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to each corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy.

Appointment and Removal of Directors

      Our certificate of incorporation and by-laws provide that the number of directors will be set by the board, but shall be between two and nine. We currently have six directors.

      Under our certificate of incorporation and by-laws, directors are to be appointed at the annual general meeting for a term of three years unless the director is removed, retires or the office is vacated earlier. Our board is divided into three classes with respect to the term of office, with the terms of office of one class expiring each successive year.

      A director may resign at any time. The resignation is effective on our receipt of notice. Any or all directors may be removed with or without cause by a resolution of stockholders entitled to vote to elect directors. Vacancies may be filled by resolution of a majority of directors then in office or by a sole remaining director, and any director so owed shall serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Amendments of the By-Laws

      Our by-laws provide that the power to amend the by-laws will vest in the directors, subject to the reserved power of the stockholders to amend or repeal any by-laws adopted by the board.

Amendments of the Certificate of Incorporation

      Our certificate of incorporation can be amended, after the approval and recommendation of the amendment by the board of directors, by a majority vote of our stockholders, except for certain matters rotated to the board for which the certificate of incorporation requires a vote of not less than eighty percent (80%) of the outstanding shares eligible to be cast and certain other matters for which Delaware law requires a supermajority vote.

Indemnification of Directors and Officers

      Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Section 145 of the DGCL provides that the extent to which a corporation may indemnify its directors and officers depends on the nature of the action giving rise to the indemnification right. In actions not on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In actions on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except for acts as to which the director or officer is adjudged liable to the corporation, unless the relevant court determines that indemnification is appropriate despite such liability. Section 145 also permits a corporation to (i) reimburse present or former directors or officers for their defense expenses to the extent they are successful on the merits or otherwise and (ii) advance defense expenses upon receipt of an undertaking to repay the corporation if it is determined that payment of such expenses is unwarranted.

      To supplement the general indemnification right contained in our certificate of incorporation, the by-laws provide for the specific indemnification rights permitted by Section 145 (as described above). The by-laws also permit us to purchase directors and officers insurance, but no director or officer has a right to require this.

      In addition to the indemnification rights described above, our certificate of incorporation eliminates any monetary liability of directors to us or our shareholders for breaches of fiduciary duty except for (i) breaches of the duty of loyalty, (ii) acts or omissions in bad faith, (iii) improper dividends or share redemptions and (iv) transactions from which the director derives an improper personal benefit.

Indemnification of Novogen

      Our certificate of incorporation provides that we will indemnify Novogen to the fullest extent permitted by the DGCL in connection with certain actions brought against Novogen by us, any of our stockholders or any other person.

     Transactions and Corporate Opportunities

      Under our amended and restated certificate of incorporation, we are subject to certain provisions which serve to define and delineate the respective rights and duties of us, Novogen and some of our directors and officers in situations where:

•	Novogen invests or engages in business activities that are the same as, or similar to, our business activities,

•	directors, officers and/or employees of Novogen serve as our directors and/or officers, and

•	Novogen has interest in a potential transaction or matter in which we have a similar interest in exploiting as a matter of corporate opportunity.

      Pursuant to our amended and restated certificate of incorporation, Novogen has no duty to refrain from investing or engaging in activities or lines of business similar to ours and neither Novogen nor any of its officers, directors, stockholders, affiliates, subsidiaries or employees will be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. In addition, if Novogen acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both our company and Novogen, then neither Novogen nor any of its officers, directors, stockholders, affiliates, subsidiaries or employees will have a duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Novogen or any other such person pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us.

      We do not release from potential liability our own officers and directors in instances where a corporate opportunity is offered to the officer and/or director in his or her capacity as an officer and that person:

•	serves as a director, officer or employee of Novogen while holding the position of a director but not officer of our company; or

•	serves as an officer or employee of Novogen and serves as one of our officers.

      Further, any of our officers who is also a Novogen director but not a Novogen officer or employee may be potentially liable for exploiting our corporate opportunities whether or not such opportunity was offered to that officer in his or her official capacity.

      By becoming one of our stockholders, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Until Novogen ceases to beneficially own common stock representing at least 20% of the voting power of our outstanding capital stock, these provisions may not be amended or repealed except by the vote of the holders of 80% of the voting power of our outstanding shares of capital stock.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, there will be 54,032,000 shares of our common stock outstanding. Of the shares which will be outstanding after the offering:

•	all 2,000,000 shares included in the common stock units and sold in this offering will be freely tradeable;

•	2,532,000 shares will be “restricted securities” held by non-affiliates; and

•	49,500,000 shares will be held by Novogen.

      The restricted securities described above, of which 2,523,000 were issued in May 2002, and of which 9,000 were issued upon exercise of outstanding warrants, will be eligible for sale in the public market 90 days after the date of this prospectus, subject to volume limitations, manner of sale provisions and other requirements of Rule 144, from time to time. We also have outstanding warrants to purchase an aggregate of 2,514,000 shares of our common stock. These warrants have an exercise price of $4.00 per share and expire on November 30, 2003. Any shares of our common stock issued upon exercise of these warrants will also be restricted securities.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 540,320 shares immediately following this offering); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

      A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who owns shares that were acquired from us or an affiliate of ours for at least two years prior to the proposed sale is entitled to sell such shares pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions or other limitations of Rule 144.

      Shares held by Novogen may be sold in the public market, subject to the volume, manner of sale and other limitations of Rule 144, but may not be sold in reliance upon Rule 144(k).

PLAN OF DISTRIBUTION

      Of the common stock units offered by this prospectus, 500,000 units are being offered by means of an underwritten public offering and 1,500,000 units are being offered by means of a directed share subscription program to eligible holders of ordinary shares and American Depositary Receipts of Novogen and to our eligible shareholders, excluding Novogen.

Underwritten Public Offering

      Subject to the terms and conditions of an underwriting agreement entered into between us and Janney Montgomery Scott LLC, as underwriter, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, 500,000 shares of our common stock units (excluding 300,000 units that the underwriter has the option to purchase to cover over-allotments, if any), as well as any common stock units that are not subscribed for as part of the directed share subscription program.

      The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including approval of certain legal matters by its counsel. The nature of the underwriter’s obligations is that the underwriter is committed to purchase and pay for on a firm commitment basis the common stock units referenced above.

      The following tables shows the per common stock unit and total underwriting discounts and commissions we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional common stock units as part of the underwritten offering.

	Without	With
	Over-Allotment Exercise	Over-Allotment Exercise

Per Common Stock Unit	$	$
Total	$	$

      The underwriter proposes to offer the common stock units directly to the public at the public offering price listed on the cover page of this prospectus. After this offering, the underwriter may change the offering price to the public.

      We have granted to the underwriter an option to purchase up to an aggregate of 300,000 additional common stock units at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus, solely to cover over-allotments, if any.

      This offering of common stock units is made for delivery when, as and if accepted by the underwriter and subject to prior sale to withdrawal, cancellation or modification of the offering without notice. The underwriter or we reserve the right to reject any order for the purchase of units in whole or in part.

      We have agreed to indemnify the underwriter against liabilities, including liabilities to which the underwriter may become subject under any applicable federal or state law or otherwise, and to continue to reimburse payments the underwriter may be required to make with respect to these liabilities.

Directed Share Subscription Program

      Of the 2,000,000 common stock units being offered pursuant to this prospectus, we are offering up to an aggregate of 1,500,000 units at the public offering price to eligible holders of ordinary shares and American Despositary Shares of Novogen and to our eligible shareholders, excluding Novogen, who owned their shares as of the close of business on                               , 2003. Janney Montgomery Scott LLC will act as our dealer manager in connection with our directed share subscription program. Eligible shareholders may purchase one unit for every:

•	ordinary shares of Novogen held;

•	American Despositary Receipts of Novogen held; and

•	shares of our common stock held;

      up until the aggregate 1,500,000 units are purchased.

      Each eligible holder who purchases his or her allotment as described above may also purchase additional units at the same purchase price per share. The number of additional units available for this over-subscription privilege will depend on how many holders purchase their full allotment of units. If there are not enough of our units available to fully satisfy all of the over-subscription privilege requests, the available units will be distributed among eligible holders who exercised their over-subscription privilege. In the event you choose to exercise the over-subscription privilege but receive less than you requested, you will receive a refund for the subscription price of any shares you do not receive promptly after the closing of this offering.

      Janney Montgomery Scott LLC has agreed to purchase any units allocated to the directed share subscription program to the extent that such units are not purchased by the eligible shareholders under the directed share subscription program.

      Sales under the directed share subscription program will close on the closing of the sale of the other units offered to the public. It is expected that sales under the directed share subscription program will be reflected in each purchaser’s book-entry account at the Depository Trust Company, if any, shortly after the closing of these sales. After the closing of these sales, we will mail stock certificates and warrants to all purchasers who do not maintain book-entry accounts at the Depository Trust Company. Distribution of share certificates purchased through the directed share subscription program will be made to the purchasers as soon as practicable following closing of the sale of the shares to the public.

      The purchase price for the units under the directed share subscription program will be the same price per unit as that offered to the public and set forth on the cover page of this prospectus. For purposes of this prospectus, when we present financial data that reflects this offering, it is assumed that all shares offered under the directed share subscription program are sold. The underwriter will receive a percentage management fee on all units offered through the directed share subscription program. The management fee represents compensation for the underwriter’s role as it relates to due diligence, participation in the drafting of this prospectus and general coordination of the overall offering.

      The following table shows the per common stock unit and total management fees to be paid by us to the dealer manager. These amounts are shown assuming that the direct share subscription program is fully subscribed.

Directed Share
Subscription Program

Per Common Stock Unit	$
Total	$

      We estimate that the total expenses of this offering, including both the underwritten public offering and the directed share subscription program, but excluding the underwriting discount and management fees, will be approximately $                    , which includes a $                     non-accountable expense allowance payable to the underwriter for costs and expenses (including price stabilization) associated with this offering.

      The expenses of the directed share subscription program, exclusive of the management fee to be paid to the underwriter, are estimated at $               and are payable by us.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP. Certain legal matters will be passed upon for the underwriter by Pepper Hamilton LLP.

EXPERTS

      The consolidated financial statements of Marshall Edwards, Inc. (a development stage company) at June 30, 2003 and 2002, and for the years then ended and for the period from December 1, 2000 (inception) through June 30, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and the information under the caption “Summary Historical Consolidated Financial Data” for each of the two years in the period ended June 30, 2003 and for the period from December 1, 2000 (inception) through June 30, 2003, appearing in this prospectus and registration statement have been derived from consolidated financial statements audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein.

      Such consolidated financial statements and summary historical consolidated financial data are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 with respect to the common stock units offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock and the attached rights, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we or Novogen periodically file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above.

      We are required by the Alternative Investment Market of the London Stock Exchange to prepare half-yearly reports and annual audited accounts. You may request a copy of these reports, which we will provide to you at no cost, by writing or calling us at our mailing address and telephone number: 140 Wicks Road, North Ryde NSW 2113, Australia, telephone: (011) 61 2 8877 6196.

ANNEX A

GLOSSARY OF TERMS

“Androgens”	male sex hormones, e.g. testosterone

“Anti-androgen”	a process that reduces the biological impact of androgens, either by blocking the production of androgens or by interfering with their function

“Apoptosis”	the process of programmed cell death by which a cell dies naturally

“Bio-available”	absorbed into the body in a useable form

“Blood plasma”	the liquid component of blood

“Bolus injection”	an intravenous injection delivered quickly (usually over several minutes)

“Chemotherapy”	the treatment of cancer by drugs

“Cytostatic”	the process by which a cell is prevented from dividing

“Cytotoxic”	having a lethal effect on cells

“Death Receptor”	signaling molecule that when activated causes cell death

“Differentiation”	the process by which new cells develop the appearance and functions of a mature cell

“Di-phenols”	a chemical term referring to two joined isoflavonoid ring structures

“Estrogen”	female reproductive hormone

“FDA”	the United States Food and Drug Administration

“Flavonoids”	compounds based on an isoflavonoid ring structure

“in vitro”	in the laboratory

“in vivo”	in animals

“IND”	Investigational New Drug

“Isoflavonoid ring structure”	a chemical term referring to a simple phenolic ring structure

“Kinases”	an enzyme catalyzing the transfer of phosphate groups to form triphosphates.

“MSTR”	Multiple Signal Transduction Regulator

“NDA”	New Drug Approval

“Oncology”	branch of medicine concerned with the study of cancer

“Pharmacokinetic”	the behavior of a drug within the body, in particular the length of time it remains within the blood and the rate at which it is eliminated from the body

“Phase Ia”	the first trial of a new drug in humans usually undertaken to determine pharmcokinetics

A-1

“Phase Ib/IIa”	a clinical study the primary objective of which is to measure safety and efficacy

“Phase II”	usually an expanded Phase IIb study measuring safety and efficacy at different dosages

“Phase III”	usually a multi-center study measuring efficacy in large numbers of patients

“Prostate cancer”	cancer of the prostate gland

“Prostate smooth muscle cells”	the main type of stromal cells found in the prostate gland

“Prostate stromal cells”	the principal type of non-glandular cells found in the prostate gland

“Signal transduction mechanism”	a series of chemical signals transmitted within cells that lead to the expression of a particular function by the cell

“Sphingosine Kinase”	an enzyme believed to enable a cell’s response to a number of important signals, including those related to cell survival and cell growth

“STR”	Signal Transduction Regulator

“Structure function relationship”	the relationship between a compound’s particular chemical structure and its biological activity

A-2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors	F-2
Consolidated Balance Sheets as of June 30, 2003 and 2002	F-3
Consolidated Statements of Operations for the years ended June 30, 2003 and 2002, and the period from December 1, 2000 (inception) through June 30, 2003	F-4
Consolidated Statements of Shareholders’ Equity	F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2003 and 2002, and the period from December 1, 2000 (inception) through June 30, 2003	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Marshall Edwards, Inc.

      We have audited the accompanying consolidated balance sheets of Marshall Edwards, Inc. (a development stage company) as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended and for the period from December 1, 2000 (inception) through June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marshall Edwards, Inc. at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended and the period from December 1, 2000 (inception) through June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Stamford, CT

July 31, 2003

MARSHALL EDWARDS, INC

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	June 30,

	2003	2002

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$7,244	$9,164
Prepaid expenses and other current assets	42	21

Total current assets	7,286	9,185

Total assets	$7,286	$9,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$433	$198
Accrued expenses	278	—
Amounts due to parent company	642	88

Total current liabilities	1,353	286
Shareholders’ equity:
Preferred stock, $0.01 par value, authorized 100,000 shares, none outstanding	—	—
Common stock, $0.00000002 par value, 113,000,000 authorized shares; 52,032,000 and 52,023,000 issued and outstanding shares in 2003 in 2002, respectively	—	—
Additional paid-in capital	9,058	9,022
Deficit accumulated during development stage	(3,156)	(123)
Accumulated other comprehensive income	31	—

Total shareholders’ equity	5,933	8,899

Total liabilities and shareholders’ equity	$7,286	$9,185

See accompanying notes.

MARSHALL EDWARDS, INC

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

			Period from
			December 1, 2000
	Year Ended June 30,		(Inception)
			through June 30,
	2003	2002	2003

	(In thousands, except share and per share data)
Revenues:
Interest and other income	$145	$7	$152

Total revenues	145	7	152

Operating expenses:
Research and development	(2,024)	(69)	(2,093)
License fees	(500)	—	(500)
Selling, general and administrative	(654)	(60)	(714)

Total operating expenses	(3,178)	(129)	(3,307)

Loss from operations	(3,033)	(122)	(3,155)
Income tax expense	—	(1)	(1)

Net loss arising during development stage	$(3,033)	$(123)	$(3,156)

Net loss per common share:
Basic and diluted	$(0.058)	$(0.002)

Weighted average common shares outstanding	52,023,247	49,769,581

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Deficit
			Accumulated	Accumulated
			During	Other
	Common	Additional	Development	Comprehensive
	Stock	Paid-in Capital	Stage	Income	Total

	(Shares)
		(In thousands)
Balance at June 30, 2001	49,500,000	$—	$—	$—	$—
Net loss arising during development stage			(123)		(123)
Common stock issued May 22, 2002 (including 2,523,000 warrants)	2,523,000	9,022			9,022

Balance at June 30, 2002	52,023,000	9,022	(123)	—	8,899
Net loss arising during development stage			(3,033)		(3,033)
Foreign currency translation adjustments				31	31

Comprehensive Loss					(3,002)
Common stock issued, June 26, 2003	9,000	36			36

Balance at June 30, 2003	52,032,000	$9,058	$(3,156)	$31	$5,933

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from
	Year Ended June 30,		December 1, 2000
			(Inception) through
	2003	2002	June 30, 2003

	(In thousands)
Operating activities:
Net loss arising during development stage	$(3,033)	$(123)	$(3,156)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(21)	(21)	(42)
Accounts payable and amounts due to parent company	1,067	286	1,353

Net cash (used in) provided by operating activities	(1,987)	142	(1,845)
Financing activities:
Net proceeds from issuance of Common Stock	36	9,022	9,058

Net cash provided by financing activities	36	9,022	9,058
Effect of exchange rate changes on cash and cash equivalents	31	—	31
Net (decrease) increase in cash and cash equivalents	(1,920)	9,164	7,244
Cash and cash equivalents at beginning of period	9,164	—	—

Cash and cash equivalents at end of period	$7,244	$9,164	$7,244

Income taxes paid	$—	$1	$1

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

1.	Organization and Basis of Preparation of Financial Statements

      Marshall Edwards, Inc. (the “Company” or “MEI”) is a development stage company incorporated in December 2000 that commenced operations in May 2002 coinciding with its listing on the London Stock Exchange’s Alternative Investment Market (AIM). In connection with its listing, 2,523,000 shares of Common Stock and 2,523,000 warrants, exercisable prior to November 30, 2003 at an exercise price of $4.00 per share (9,000 exercised on June 26, 2003), were issued in May 2002 at $4.00 per share. Total proceeds of $9,022,000 were received net of $1,070,000 of transaction costs. Following the listing, Novogen Limited, an Australian pharmaceutical company listed on both the Australian Stock Exchange and NASDAQ, retained 95.1% of the Company’s Common Stock. The costs of organizing MEI were paid by Novogen and were minimal.

      The Company, including its Australian subsidiary, Marshall Edwards Pty. Limited (“MEPL”) (together, the “MEI Group”) is a pharmaceutical company with a primary focus on oncology drugs. The Company plans to develop phenoxodiol for use in a wide range of human cancers. The Company operates primarily in Australia and the United States.

      Novogen Limited and its subsidiary companies, other than MEI Group (“Novogen”), has granted to the MEI Group an exclusive license under its patent applications and the intellectual property rights in the relevant know-how to develop, market and distribute all forms of administering phenoxodiol for anti-cancer uses except topical applications. In addition, the MEI Group has the option of an exclusive first right and an exclusive last right to match any proposal dealing with third parties by Novogen Research Pty Ltd for the intellectual property rights and development of other anti cancer drugs in the agreed dose forms derived from the Novogen library of compounds.

      The MEI Group’s initial business focus is to continue the clinical program currently underway for the development of phenoxodiol.

2.	Accounting Policies

Revenue Recognition

Interest

      The only revenue earned to date is interest on cash and cash equivalents.

Principles of Consolidation

      The consolidated financial statements include the accounts of Marshall Edwards, Inc. and its subsidiary, Marshall Edwards Pty. Limited which is a wholly-owned Australian company. Significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

MARSHALL EDWARDS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

      Income taxes have been provided for using the liability method in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established against the recorded deferred income tax assets to the extent that management believes that it is more likely than not that a portion of the deferred income tax assets are not realizable.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, and accounts payable approximate fair value.

Foreign Currency Translation

      The financial statements of MEPL have been translated into U.S. dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated other comprehensive loss includes the cumulative translation adjustments. Realized gains and losses from foreign currency transactions are reflected in the consolidated statements of operations and were not significant for all periods presented.

Research and Development Expenses

      Research and development expenses relate primarily to the cost of conducting human clinical trails of phenoxodiol. Research and development costs are charged to expense as incurred.

Stock-Based Compensation

      The Company’s stock option plan provides for the grant of options to employees of the Company and its affiliates. To date no options have been granted under the plan.

Basic and Diluted Loss Per Share

      Basic and diluted earnings or loss per share is calculated in accordance with FASB Statement No. 128, “Earnings Per Share.” In computing basic earnings or loss per share, the dilutive effect of stock options and warrants are excluded, whereas for diluted earnings per share they are included unless the effect is anti-dilutive.

Comprehensive Loss

      Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes certain changes in shareholders’ equity that are excluded from net loss is comprised of changes in foreign currency translation adjustments. Comprehensive loss for all periods presented has been reflected in the consolidated statement of shareholders’ equity.

MARSHALL EDWARDS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Announcements

      Accounting pronouncements issued by the financial accounting standards board or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our consolidated financial statements.

3.	Income Taxes

      Loss from operations consists of the following:

	Year Ended June 30,

	2003	2002

	(In thousands)
Domestic	$(186)	$(19)
Foreign	(2,847)	(103)

	$(3,033)	$(122)

      The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense attributable to loss arising during development stage is as follows:

	Year Ended June 30,

	2003		2002

	(In thousands)%		(In thousands)%

Tax at U.S. statutory rates	$(1,062)	35	$(43)	35
Australian tax	—	—	1	—
Valuation allowance	1,062	(35)	43	(35)

	$—	—	$1	—

      Deferred tax liabilities and assets are comprised of the following:

	June 30,

	2003	2002

	(In thousands)
Deferred tax liabilities
Prepayments	$—	$4

Total deferred tax liabilities	—	4
Deferred tax assets
Consultant and other accruals	265	6

Total deferred tax assets	265	6

Valuation allowance for deferred tax assets	(265)	(2)

Net deferred tax assets and liabilities	$—	$—

      Management evaluates the recoverability of the deferred tax asset and the amount of the required valuation allowance. Due to the uncertainty surrounding the realization of the tax deductions in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset at June 30, 2003 and 2002. At such time as it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation allowance will be reduced.

MARSHALL EDWARDS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      There was no benefit from income taxes recorded for the period from December 1, 2000 (inception) to June 30, 2003 due to the Company’s inability to recognize the benefit of net operating losses. The Company had federal net operating loss carryforwards of approximately $205,000 and $14,000 at June 30, 2003 and 2002, respectively. The federal net operating losses will begin to expire in 2022.

      Foreign income tax losses of approximately $2,039,000 and $103,000 at June 30, 2003 and 2002, respectively, may be carried forward indefinitely.

4.     Loss Per Share

      The following table sets forth the components for the computation of basic and diluted net loss per common share:

	Year Ended June 30,

	2003	2002

	(In thousands)
Numerator
Net loss arising during development stage	$(3,033)	$(123)
Effect of dilutive securities	—	—

Numerator for diluted earnings per share	$(3,033)	$(123)

Denominator
Denominator for basic earnings per share — weighted average common shares outstanding	52,023,247	49,769,581
Effect of dilutive securities	—	—

Dilutive potential common shares	52,023,247	49,769,581

5.     Financial Instruments

      The fair value of financial assets and liabilities approximates their carrying value in the Consolidated Balance Sheets because they are short term and at market rates of interest.

6.     Commitments and Contingencies

      At June 30, 2003, the Company has contracted to conduct research and development expenditures amounting to approximately $1,249,000. Such amounts are expected to be incurred within the next year.

      The Company is not currently a party to any material legal proceedings.

      The Company’s certificate of incorporation provides that it will indemnify Novogen in connection with certain actions brought against Novogen by any of the Company’s stockholders or any other person.

MARSHALL EDWARDS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Segment Information

      The Company’s focus is to continue the clinical program currently underway for the development of phenoxodiol.

	USA		Australia		Eliminations		Total

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002	2003	2002	2003	2002

	(In thousands)
Interest and other income	$110	$5	$35	$2	$—	$—	$145	$7

Total revenues	$110	$5	$35	$2	$—	$—	$145	$7

Loss from operations	$(186)	$(19)	$(2,847)	$(103)	$—	$—	$(3,033)	$(122)

Income tax expense							$—	$(1)

Net loss arising during development stage							$(3,033)	$(123)

Segment assets	$8,896	$9,188	$374	$1,981	$(1,984)	$(1,984)	$7,286	$9,185

Segment liabilities	$43	$185	$1,310	$101	$—	$—	$1,353	$286

8.     Related Party Transactions

     License Agreement

      The license agreement is an agreement under which Novogen grants to MEPL a worldwide non-transferable license to conduct clinical trials and commercialize and distribute all forms of phenoxodiol except topical applications. The agreement covers uses of phenoxodiol in the field of prevention, treatment or cure of cancer in humans. The license is exclusive until the expiration of the last relevant Novogen patent right in the world and thereafter is nonexclusive. The Company may terminate the agreement with three months notice. Novogen may terminate the agreement if a change of control, as defined in the license agreement, occurs without the consent of Novogen. Amounts payable to Novogen under terms of the license agreement is as follows:

(1) A lump sum license fee of $5,000,000 is payable to Novogen on the later of November 1, 2002 or on the date when the cumulative total of all funds received from debt or equity issuances and revenue received from commercialization (income other than sales) and sales of phenoxodiol products exceeds $25,000,000.

(2) A lump sum license fee of $5,000,000 is payable to Novogen on the later of November 1, 2003 or on the date when the cumulative total of all funds received from debt or equity issuances and revenue received from commercialization (income other than sales) and sales of phenoxodiol products exceeds $50,000,000.

      In addition to the amounts above, the Company must pay Novogen 2.5% of all net sales and 25% of commercialization income. After the exclusivity period of the license, 1.5% of net sales must be paid to Novogen.

      The cumulative total of funds received by the Company is $10,128,000.

MARSHALL EDWARDS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts payable for annual license fees under the license agreement for the calendar years ended December 31 are as follows:

2003	$1,000,000
2004	$2,000,000
2005	$4,000,000
Each calendar year thereafter	$8,000,000

      Any amounts payable to Novogen under the above annual payments will be reduced for amounts paid under the first lump sum license fee referred to in (1) above. For the year ended June 30, 2003, $500,000 has been included as license fee expense in the consolidated statements of operations.

      Novogen developed phenoxodiol in part using funds from the Australian government under what is known as the START Program. In the event Novogen fails to comply with its obligations under the agreement which governs this grant, or if Novogen undergoes a change of control, the Australian government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian government. The Australian government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian government could preclude the Company’s use of Novogen’s intellectual property in the development and commercialization of phenoxodiol and the Company may have to compete with other companies to whom the Australian government may license the intellectual property.

     License Option Deed

      The license option deed grants MEPL an exclusive right to accept and an exclusive right to match any proposed third-party dealing by Novogen of its intellectual property rights in other synthetic compounds that have known or potential anti-cancer applications in all forms other than topical applications.

     Services Agreement

      Neither the Company nor MEPL currently intends to directly employ any staff and Novogen will provide or procure services reasonably required by the MEI Group relating to the development and commercialization of phenoxodiol and for other administrative and managerial support. Novogen will provide these services at cost plus a 10% markup. Cost is based on estimates regarding the percentage of time spent by Novogen employees and consultants, a premises rental charge and a charge for asset usage and general overhead. The Company may terminate the agreement with three months notice. Novogen may terminate the agreement under certain circumstances.

     Manufacturing, License and Supply Agreement

      Under the terms of the Manufacturing License and Supply Agreement, Novogen will supply phenoxodiol in its primary manufactured form for the clinical trial development program and phenoxodiol’s ultimate commercial use. Novogen will supply phenoxodiol at cost plus a 50% markup. The Company or Novogen may terminate the agreement under certain circumstances.

      Transactions amounting to $1,363,032 and $87,603 were made under the license agreement, the Services Agreement and the Manufacturing, License and Supply Agreement with Novogen during the years ended June 30, 2003 and 2002, respectively.

2,000,000 Common Stock Units

Marshall Edwards, Inc.

             Through and including                     (the 25th day after the date of the prospectus), all dealers that buy, sell, or trade our common stock units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any distribution of the common stock units.

Janney Montgomery Scott LLC

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

An estimate of expenses follows:
Securities and Exchange Commission registration fee	$2,660.81
NASD filing fee	3,789.00
Nasdaq Small Cap Market listing fee	30,000.00
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Miscellaneous expenses	*

Total	$704,000.00

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

      Our Certificate of Incorporation provides that we will indemnify our directors and officers to the full extent permitted by the DGCL. Section 145 of the DGCL provides that the extent to which a corporation may indemnify its directors and officers depends on the nature of the action giving rise to the indemnification right. In actions not on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In actions on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except for acts as to which the director or officer is adjudged liable to the corporation, unless the relevant court determines that indemnification is appropriate despite such liability. Section 145 also permits a corporation to (i) reimburse present or former directors or officers for their defense expenses to the extent they are successful on the merits or otherwise and (ii) advance defense expenses upon receipt of an undertaking to repay the corporation if it is determined that payment of such expenses is unwarranted.

      To supplement the general indemnification right contained in our Certificate of Incorporation, the By-Laws provide for the specific indemnification rights permitted by Section 145 (as described above). The By-Laws also permit us to purchase Directors and Officers insurance, but no director or officer has a right to require this.

      In addition to the indemnification rights described above, our Certificate of Incorporation eliminates any monetary liability of directors to us or our shareholders for breaches of fiduciary duty except for (i) breaches of the duty of loyalty, (ii) acts or omissions in bad faith, (iii) improper dividends or share redemptions and (iv) transactions from which the director derives an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities.

      On May 22, 2002, we sold 2,523,000 shares of our common stock for an aggregate of $10.1 million. These shares of common stock were listed on the London Stock Exchange’s Alternative Investment Market. These shares of common stock each had an attaching warrant entitling the holder to purchase one additional share of our common stock. These warrants are exercisable prior to November 30, 2003 and have an exercise price of $4.00 per share. These securities were offered and sold by us to a limited number of predominantly U.S. investors in private placement transactions. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit
Number		Exhibit

3.1		Certificate of Incorporation.
3.2		Bylaws.
4.1	*	Specimen Common Stock certificate.
4.2	*	Warrant Agreement.
5*		Opinion of Morgan, Lewis & Bockius LLP.
10.1		Amended and Restated License Agreement between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.2		Amended and Restated Manufacturing License and Supply Agreement between Novogen Laboratories Pty Limited and Marshall Edwards Pty Limited.
10.3		Amended and Restated License Option Deed between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.4		Amended and Restated Services Agreement among Novogen Limited, Marshall Edwards, Inc. and Marshall Edwards Pty Limited.
10.5		Guarantee and Indemnity among Marshall Edwards, Inc., Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Novogen Limited.
10.6		Marshall Edwards, Inc. Share Option Plan.
10.7		Form of outstanding Warrant issued to Non-US Persons May 2002.
10.8		Form of outstanding Warrant issued to US Persons May 2002.
21		Subsidiaries of Marshall Edwards, Inc.
23.1	*	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5).
23.2		Consent of Ernst & Young LLP.
24		Power of Attorney (included on signature page).
99.1	*	Form letter from Marshall Edwards, Inc. to eligible holders of its common stock, ordinary shares and American Depositary Shares of Novogen Limited describing the Directed Share Subscription Program.
99.2	*	Form of letter from Janney Montgomery Scott LLC to eligible holders.
99.3	*	Form of brokers letter.
99.4	*	Form of subscription agreement.

*	To be filed by amendment.

      (b) Financial Statement Schedules.

      All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the financial statements and notes thereto.

Item 17.	Undertakings.

      (1) The undersigned registrant hereby undertakes:

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii) To provide to the underwriters at the closing specified in the Underwriting Agreement share and warrant certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is first declared effective.

      (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sydney, Australia on September 25, 2003.

MARSHALL EDWARDS, INC.
(Registrant)

By:	/s/ CHRISTOPHER NAUGHTON

Christopher Naughton
President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below hereby constitutes and appoints Christopher Naughton and David R. Seaton, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER NAUGHTON Christopher Naughton	President and Chief Executive Officer, Director (Principal Executive Officer)	September 25, 2003

/s/ DAVID R. SEATON David R. Seaton	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	September 25, 2003

/s/ DR. GRAHAM E. KELLY Dr. Graham E. Kelly	Chairman	September 25, 2003

/s/ PHILIP A. JOHNSTON Philip A. Johnston	Director	September 25, 2003

/s/ DAVID MORRITZ DE KRETSER David Morritz de Kretser	Director	September 25, 2003

Signature	Title	Date

/s/ PAUL J. NESTEL Paul J. Nestel	Director	September 25, 2003

/s/ STEPHEN BRECKENRIDGE Stephen Breckenridge	Director	September 25, 2003

INDEX TO EXHIBITS

Exhibit
Number		Exhibit

3.1		Certificate of Incorporation.
3.2		Bylaws.
4	.1*	Specimen Common Stock certificate.
4	.2*	Warrant Agreement.
5	*	Opinion of Morgan, Lewis & Bockius LLP.
10.1		Amended and Restated License Agreement between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.2		Amended and Restated Manufacturing License and Supply Agreement between Novogen Laboratories Pty Limited and Marshall Edwards Pty Limited.
10.3		Amended and Restated License Option Deed between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.4		Amended and Restated Services Agreement among Novogen Limited, Marshall Edwards, Inc. and Marshall Edwards Pty Limited.
10.5		Guarantee and Indemnity among Marshall Edwards, Inc., Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Novogen Limited.
10.6		Marshall Edwards, Inc. Share Option Plan.
10.7		Form of outstanding Warrant issued to Non-US Persons May 2002.
10.8		Form of outstanding Warrant issued to US Persons May 2002.
21		Subsidiaries of Marshall Edwards, Inc.
23	.1*	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5).
23.2		Consent of Ernst & Young LLP.
24		Power of Attorney (included on signature page).
99	.1*	Form letter from Marshall Edwards, Inc. to eligible holders of its common stock, ordinary shares and American Depositary Shares of Novogen Limited describing the Directed Share Subscription Program.
99	.2*	Form of letter from Janney Montgomery Scott LLC to eligible holders.
99	.3*	Form of brokers letter.
99	.4*	Form of subscription agreement.

*	To be filed by amendment.